Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

Vertis Holdings, Inc.

Vertis, Inc.

Victory Merger Sub, LLC

and

ACG Holdings, Inc.

Dated as of May 22, 2008

i

ii

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of May 22, 2008 (this “Agreement”), is entered into by and among Vertis Holdings, Inc., a Delaware corporation (“Holdings”), Vertis, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Holdings (“Vertis”), Victory Merger Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Vertis (“Victory Merger Sub”), and ACG Holdings, Inc., a Delaware corporation (“ACG”).

The parties have agreed pursuant to this Agreement that Victory Merger Sub will be merged with and into ACG with ACG as the surviving entity, as described in Article I of this Agreement (the “Merger”).

The sole member of Victory Merger Sub and the Board of Directors of ACG have each approved the merger of Victory Merger Sub with and into ACG in accordance with the Delaware Limited Liability Company Act (the “DLLCA”) and the Delaware General Corporation Law (the “DGCL”), respectively, and subject to the conditions set forth herein, which merger will result in, among other things, ACG becoming a wholly-owned subsidiary of Vertis.

As a condition to Holdings and Vertis entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, Vertis and certain ACG stockholders are entering into a Voting Agreement (the “ACG Voting Agreement”) in the form attached hereto as Exhibit 1, pursuant to which, among other things, certain stockholders of ACG have agreed, subject to the terms and conditions thereof, to vote all shares of ACG Common Stock owned by it in accordance with the terms of the ACG Voting Agreement.

In connection with the Merger and pursuant to the Restructuring Agreement, each of Holdings and ACG and certain of their respective subsidiaries intend to file a voluntary petition for reorganization under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”).

Therefore, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

1.             THE MERGER

1.1           The Merger.  Upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL, at the Effective Time, Victory Merger Sub shall be merged with and into ACG in the Merger.  Following the Merger, ACG shall continue its existence under the laws of the State of Delaware as the surviving entity of the Merger (the “Surviving Entity”) and a wholly owned subsidiary of Vertis and the separate corporate existence of Victory Merger Sub shall cease.

1.2           Effective Time.  The Merger shall become effective as set forth in the certificate of merger (the “Certificate of Merger”) which shall be filed with the Secretary of State of the State of Delaware (the “Delaware Secretary”) on the Closing Date.  The term “Effective Time” shall mean the time on the Closing Date when the Merger becomes effective, as set forth in the Certificate of Merger.

1.3           Effects of the Merger.  At and after the Effective Time, the Merger shall have the effects set forth in the DGCL and the DLLCA.

1.4           Closing of the Merger.  Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 9:00 a.m., Eastern time, on the date that is the second business day after the satisfaction or waiver (subject to applicable Law) of the conditions set forth in Section 8, other than conditions which by their terms are to be satisfied at Closing, or such other date or time as the parties may mutually agree.  For purposes of this Agreement, the date on which the closing occurs is the “Closing Date”.

1.5           Certificate of Incorporation.  At the Effective Time, the certificate of incorporation of the Surviving Entity shall be amended in its entirety to read as set forth in Exhibit 1.5, until thereafter amended in accordance with applicable Law.

1.6           Bylaws.  At the Effective Time, the bylaws of the Surviving Entity shall be as set forth in Exhibit 1.6, until thereafter amended in accordance with applicable Law.

1.7           Board of Directors.  The directors of Victory Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Entity, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Entity, until their respective successors are duly elected or appointed (as the case may be) and qualified.

1.8           Officers.  The officers of Victory Merger Sub, if any, immediately prior to the Effective Time shall be the officers of the Surviving Entity, each to hold office until the earlier of such officer’s resignation or removal.

1.9           Contribution of Holdings Securities to Vertis.  Prior to the Effective Time, Holdings shall contribute to Vertis as a contribution to capital the securities of Holdings necessary to effectuate the Financing Transactions.

1.10         Availability of Restructuring Agreement Securities.  At or prior to the Effective Time, Vertis shall make available the securities of Vertis and Holdings to be issued pursuant to the Restructuring Agreement, the Vertis Plan (as defined in the Restructuring Agreement) and the ACG Plan (as defined in the Restructuring Agreement).

1.11         Tax Effects of the Merger.  The parties intend that, for federal income tax purposes, the Merger shall be treated as a taxable disposition by the shareholders of ACG to Vertis of the stock of ACG and shall not qualify as either a “reorganization” under the provisions of Section 368(a) of the Code or an exchange under the provisions of Section 351 of the Code.

2.             EFFECT OF THE MERGER ON THE CONSTITUENT ENTITIES

2.1           Conversion of ACG Capital Stock.  At the Effective Time, without any action on the part of any Vertis Party, ACG or the holder of any of the shares of ACG Common Stock, the Merger shall be effected in accordance with the following terms:

(a)           All shares of common stock, par value $0.01 per share, of ACG (the “ACG Common Stock”) owned directly by ACG (including treasury shares) or any of its Subsidiaries shall be cancelled and retired (the “Cancelled Shares”) and shall not evidence capital stock of the Surviving Entity and shall not be exchanged for shares of common stock, par value $0.01 per share, of Holdings (“Holdings Common Stock”), cash or other consideration.

(b)           Each outstanding share of ACG Common Stock (other than the Cancelled Shares) shall be converted into the right to receive from Vertis an amount in cash equal to: (a) 0.0005 multiplied by (b) the reorganized equity value of Holdings to be set forth in the disclosure statement for the Vertis Solicitation (as defined in the Restructuring Agreement), divided by (c) the total number of shares of ACG Common Stock outstanding immediately prior to the Closing.

2.2           Membership Interests Victory Merger Sub.  Each unit of membership interest of Victory Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically converted into a share of common stock of the Surviving Entity and shall thereafter constitute all the issued and outstanding shares of capital stock of the Surviving Entity.

3.             EXCHANGE OF CERTIFICATES FOR MERGER CONSIDERATION

3.1           Vertis to Make Merger Consideration Available.  At the Effective Time, Vertis shall deposit, or shall cause to be deposited, with a bank or trust company or other Person designated by Vertis and reasonably acceptable to ACG (the “Exchange Agent”), for the benefit of the holders of certificates that immediately prior to the Effective Time evidenced shares of ACG Common Stock (each a “Certificate”) for exchange in accordance with this Section 3 the cash payable pursuant to Section 2.1(b) (such cash being hereinafter referred to as the “Exchange Fund”).

3.2           Exchange of Shares.

(a)           At and after the Effective Time, the Exchange Agent shall make available to or mail to each holder of record of a Certificate a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the cash into which the shares of ACG Common Stock evidenced by such Certificate or Certificates shall have been converted pursuant to this Agreement.  Subject to Section 2.1(b), upon proper surrender of a Certificate for exchange and cancellation to Vertis at the Closing or to the Exchange Agent following the Closing, together with a properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive from Vertis in exchange therefor a check for the amount of cash payable pursuant to Section 2.1(b) which such former holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this Section 3, and the Certificate so surrendered shall forthwith be cancelled.  No interest will be paid or accrued on the cash payable pursuant to Section 2.1(b).

(b)           At or after the Effective Time, there shall be no transfers on the stock transfer books of ACG of the shares of ACG Common Stock that were issued and outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates evidencing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for cash deliverable in respect thereof pursuant to this Agreement.

(c)           Any portion of the Exchange Fund that remains unclaimed by the former stockholders of ACG for six months after the Effective Time shall be paid, at the request of Vertis, to Vertis.  Any stockholders of ACG who have not theretofore complied with this Section 3 shall thereafter look only to Vertis for payment of cash pursuant to Section 2.1(b), without any interest thereon.  Notwithstanding anything to the contrary contained herein, none of Holdings, Vertis, Victory Merger Sub, ACG, the Surviving Entity, the Exchange Agent or any other person shall be liable to any former holder of shares of ACG Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(d)           In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Vertis or the Exchange Agent, the posting by such person of a bond in such amount as Vertis or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the cash deliverable in respect thereof pursuant to this Agreement.

(e)           Vertis or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the transactions contemplated hereby to any holder of ACG Common Stock such amounts as Vertis (or any affiliate thereof) or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of U.S. Federal, state, local or non-U.S. tax law.  To the extent that such amounts are properly withheld by Vertis or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the ACG Common Stock in respect of whom such deduction and withholding were made by Vertis or the Exchange Agent.

4.             REPRESENTATIONS AND WARRANTIES OF ACG.

Except as set forth in the disclosure letter delivered by ACG to Vertis on or prior to the execution of this Agreement (the “ACG Disclosure Letter”), which identifies exceptions by specific Section references (and no exception identified to a Section shall apply to any other Section unless specifically identified as an exception to that other Section), and except as disclosed in the Form 10-K and Form 10-K/A of ACG for the fiscal period ended March 31, 2007 (the “ACG Form 10-K”), and the Form 10-Q’s, Form 8-K’s and Form 12b-25 filed from the date of the filing of the ACG Form 10-K to the date of this Agreement (other than disclosures in the “Special Note Regarding Forward-Looking Statements” section and statements that are not of fact contained in the “Risk Factors” section of such SEC reports), ACG hereby represents and warrants to Vertis as follows:

4.1           Corporate Organization.

(a)           ACG is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  ACG has the corporate power and authority to own or lease all its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have an ACG Material Adverse Effect.

(b)           The copies of the certificate of incorporation and bylaws of ACG that have previously been provided or made available to Vertis are true, complete and correct copies of such documents as in effect as of the date hereof.

(c)           Each Subsidiary of ACG (i) is duly organized, validly existing and in good standing as a corporation, limited liability company or other business entity, as the case may be, under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and is in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified and in which the failure to be so qualified would have, individually or in the aggregate, an ACG Material Adverse Effect and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted.

4.2           Capitalization.

(a)           The authorized capital stock of ACG consists of 5,852,223 shares of ACG Common Stock and 15,823 shares of preferred stock, par value $.01 per share, of ACG (“ACG Preferred Stock”).  As of the date hereof, there are 175,531.962 shares of ACG Common Stock outstanding, no shares of ACG Common Stock held in ACG’s treasury, and no shares of ACG Preferred Stock outstanding.  As of the date hereof, no shares of ACG Common Stock are reserved or to be made available for issuance.  All the issued and outstanding shares of ACG Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.  As of the date hereof, ACG does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase, sale or issuance of any shares of ACG Common Stock or any other equity securities of ACG or any securities representing the right to purchase or otherwise receive any shares of ACG Common Stock (including any rights plan or agreement).  Section 4.2(a) of the ACG Disclosure Letter sets forth, as of the date hereof, a true, complete and correct list of the aggregate number of shares of ACG Common Stock issuable upon the exercise of each stock option granted under the ACG Stock Plans that are outstanding as of the date hereof and the exercise price for each such ACG stock option.

(b)           Section 4.2(b) of the ACG Disclosure Letter lists, as of the date hereof, the name, jurisdiction of incorporation, authorized and outstanding shares of capital stock and record and beneficial owners of such capital stock for each Subsidiary of ACG in which ACG beneficially owns or controls, directly or indirectly, any equity interest.  ACG owns, directly or indirectly, all the issued and outstanding shares of capital stock of or all other equity interests in each of ACG’s Subsidiaries, free and clear of any liens, charges, adverse rights or claims and security interests whatsoever (“Liens”), and all such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.  Neither ACG nor any Subsidiary thereof has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase, sale or issuance of any shares of capital stock or any other equity security of any Subsidiary of ACG or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of any such Subsidiary.

4.3           Authority; No Violation.

(a)           ACG has full corporate power and authority to execute and deliver the Transaction Documents and to consummate the transactions contemplated thereby.  The Board of Directors of ACG at a duly held meeting has duly approved the Merger, the execution and delivery of the Transaction Documents and the consummation of the transactions contemplated thereby.  No other corporate proceedings on the part of ACG are necessary to approve the Transaction Documents or to consummate the transactions contemplated thereby.  The Transaction Documents to which ACG is a party have been duly and validly executed and delivered by ACG and (assuming due authorization, execution and delivery by the Vertis Parties) constitute valid and binding obligations of ACG, enforceable against ACG in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, and other laws affecting the rights of creditors generally and the exercise of judicial discretion in accordance with general principles of equity.

(b)           Neither the execution and delivery of the Transaction Documents by ACG nor the consummation by ACG of the transactions contemplated thereby (including the Merger), nor compliance by ACG with any of the terms or provisions thereof, will (i) violate any provision of the certificate of incorporation or bylaws of ACG or any of the similar governing documents of any of its Subsidiaries; or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained, (A) violate any Law applicable to ACG or any of its Subsidiaries or any of their respective properties or assets, other than any such violations that individually or in the aggregate would not have an ACG Material Adverse Effect; or (B) materially violate, materially conflict with, result in a material breach of any provision of or the loss of any material benefit under, or require redemption or repurchase or otherwise require the purchase or sale of any securities, constitute a material default (or an event which, with notice or lapse of time, or both, would constitute a material default) under, result in the termination of or a right of termination or cancellation under, materially accelerate the performance required by, or result in the creation of any material Lien upon any of the respective material properties or assets of ACG or any of its Subsidiaries under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which ACG or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

4.4           Consents and Approvals.  Except for (a) the filing of the Certificate of Merger with the Delaware Secretary pursuant to the DGCL and the DLLCA; (b) the adoption of the agreement of merger (within the meaning of Section 252 of the DGCL) contained in this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of ACG Common Stock; and (c) the approval of the ACG Plan by the Bankruptcy Court (as defined in the Restructuring Agreement), no consents or approvals of, or filings or registrations with, any court, administrative agency or commission or other governmental authority or instrumentality or self-regulatory organization (each a “Governmental Entity”) are necessary in connection with (i) the execution and delivery by ACG of the Transaction Documents; and (ii) the consummation of the Merger and the other transactions contemplated thereby, other than consents, approvals, filings and registrations the failure to obtain or make would not, in the aggregate, have an ACG Material Adverse Effect.

4.5           SEC Filings; Financial Statements.

(a)           Each of ACG and Graphics has filed all forms, reports, statements and certifications and other documents (including all exhibits, amendments and supplements thereto) with the SEC required to be filed by it pursuant to Federal securities Laws and the SEC rules and regulations thereunder since April 1, 2004 (all such forms, reports, statements and certificates and other documents filed since April 1, 2004, collectively, the “ACG SEC Reports”).  None of ACG’s Subsidiaries other than Graphics is required to file periodic reports with the Securities and Exchange Commission (the “SEC”) pursuant to the Exchange Act.  Each of the ACG SEC Reports, as amended prior to the date hereof, complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations promulgated thereunder and the Exchange Act and the rules and regulations promulgated thereunder, each as in effect on the date so filed.  None of the ACG SEC Reports contained, when filed or, if amended prior to the date hereof, as of the date of such amendment, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  ACG has made available to Vertis true, correct and complete copies of all written correspondence between the SEC, on the one hand, and ACG and any of its Subsidiaries, on the other hand, occurring since April 1, 2004, and prior to the date hereof.  As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the ACG SEC Reports.  To ACG’s knowledge, as of the date hereof, none of the ACG SEC Reports is the subject of ongoing SEC review or outstanding SEC comment.

(b)           The audited and unaudited consolidated financial statements of ACG included in the ACG SEC Reports (collectively, the “ACG Financial Statements”), have been prepared in accordance with GAAP applied on a consistent basis (except as otherwise stated in such financial statements, including the related notes) and fairly present the financial position of ACG and its consolidated Subsidiaries as of the dates thereof and the results of their operations and changes in financial position for the periods then ended, subject, in the case of the unaudited financial statements, to year-end audit adjustments.

(c)           The records, systems, controls, data and information of ACG and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of ACG or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the system of internal accounting controls described below in this Section 4.5(c).  ACG (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to ACG, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of ACG by others within those entities and (ii) the chief executive officer and chief financial officer of ACG have disclosed, based on their most recent evaluation prior to the date hereof, to ACG’s outside auditors and ACG’s Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect ACG’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in ACG’s internal controls over financial reporting.

(d)           Since April 1, 2004 and prior to the date hereof, neither ACG nor any of its Subsidiaries nor, to ACG’s knowledge, any director, officer, employee, auditor, accountant or representative of ACG or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of ACG or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that ACG or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

4.6           Broker’s Fees.  Neither ACG nor any Subsidiary thereof nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement.

4.7           Absence of Certain Changes or Events.

(a)           Between March 31, 2007 and the date hereof (i) no ACG Material Adverse Effect has occurred; and (ii) ACG and its Subsidiaries have not taken any material action that would have been prohibited by Section 6.1 if taken after the date hereof.

(b)           Since March 31, 2007, as of the date hereof, ACG and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business, and neither ACG nor any of its Subsidiaries has, except for normal increases in the ordinary course of business consistent with past practice and except as required by applicable Law, increased the wages, salaries, compensation, pension or other fringe benefits or perquisites payable to any officer, director, executive or key employee from the amount thereof in effect as of March 31, 2007, or granted or committed to grant any retention incentive, severance or termination pay, entered into any contract to make or grant any retention incentive, severance or termination pay, or paid, committed to pay, or entered into any contract to pay, any bonus, in each case to any such officer, director, executive or key employee, other than pursuant to pre-existing agreements.

4.8           Legal Proceedings.

(a)           Neither ACG nor any of its Subsidiaries is a party to any, and there are no pending or, to ACG’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against ACG or any of its Subsidiaries that would have an ACG Material Adverse Effect or would prevent or materially delay the consummation of the transactions contemplated hereby.

(b)           Neither ACG nor any of its Subsidiaries or any of their businesses or properties are subject to or bound by any injunctions, orders, judgments, decrees or regulatory restrictions of any Governmental Entity specifically imposed upon ACG, any of its Subsidiaries or the assets of ACG or any of its Subsidiaries that would have an ACG Material Adverse Effect or would prevent or materially delay the consummation of the transactions contemplated hereby.

4.9           Taxes.

(a)           (i)  Each of ACG and its Subsidiaries has (x) duly and timely filed (including pursuant to applicable extensions granted without penalty) all material Tax Returns required to be filed by it, and such Tax Returns are true, correct and complete in all material respects, except insofar as any reserve shall have been established in the financial statements of ACG (in accordance with GAAP) with respect to possible additional Taxes payable not reflected in such Tax Returns; and (y) paid in full all material amounts of Taxes due or made adequate provision in the financial statements of ACG (in accordance with GAAP) for any such Taxes, whether or not shown as due on such Tax Returns; (ii) no material audit or examination is pending with respect to any Tax or Tax Return of ACG or any of its Subsidiaries as of the date hereof; (iii) no material deficiencies for any Taxes have been proposed, asserted or assessed in writing against or with respect to any Tax Returns of ACG or any of its Subsidiaries that remain outstanding; and (iv) there are no material Liens for Taxes upon the assets of either ACG or its Subsidiaries, except for statutory liens for current Taxes not yet due or Liens for Taxes that are being contested in good faith by appropriate proceedings and for which reserves adequate in accordance with GAAP have been provided.

(b)           To ACG’s knowledge, neither ACG nor any of its Subsidiaries (i) is or in the past seven years has been a member of an affiliated group (other than a group the common parent of which is ACG) filing a consolidated tax return; or (ii) has any material liability for Taxes of any Person arising from the application of Treasury Regulation section 1.1502-6 or any analogous provision of Law, or as a transferee or successor, by contract, or otherwise.

(c)           None of ACG or any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing or Tax indemnity agreement or similar contract or arrangement, other than under commercial agreements and arrangements such as leases, credit facilities and loan agreements.  No closing agreement pursuant to Section 7121 of the Code (or any similar provision of Law) has been entered into by or with respect to ACG or any of its Subsidiaries since 1989.

(d)           None of ACG or any of its Subsidiaries has been a party to any distribution occurring during the last two years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(e)           All material amounts of Taxes required to be withheld, collected or deposited by or with respect to ACG and each Subsidiary have been timely withheld, collected or deposited, as the case may be, and to the extent required, have been paid to the relevant taxing authority, except insofar as a reserve shall have been established with respect to any of the foregoing in the financial statements of ACG (in accordance with GAAP).

(f)            Neither ACG nor any of its Subsidiaries has requested, or been granted, any waiver of, any Federal, state, local or foreign statute of limitations with respect to, or any extension of a period for the assessment of, any material Tax that remains open.

(g)           To ACG’s knowledge, neither ACG nor any of its Subsidiaries has engaged in any transaction that it or any such Subsidiary is required to disclose as a “reportable transaction” under Section 6011 of the Code and the regulations thereunder.

(h)           Neither ACG nor any of its Subsidiaries is or has been, within the five-year period prescribed by Section 897(c)(l) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(i)            Section 4.9(i) of the ACG Disclosure Letter sets forth information with respect to any Federal “net operating loss” of ACG or any of its Subsidiaries that at any time since 1989 has been subject to limitation on its use pursuant to Section 382 of the Code.

(j)            As of the date hereof, neither ACG nor any of its Subsidiaries is required for Federal and other applicable income tax purposes, with respect to the taxable year commencing April 1, 2007, to include material amounts in income, or exclude material items of deduction, as a result of (i) the application of Section 481 of the Code; (ii) an installment sale or open transaction; or (iii) a material prepaid amount received or paid.

(k)           To ACG’s knowledge, (i) neither ACG nor any of its Subsidiaries is a party to any agreement with any taxing authority providing for the material abatement of any Taxes, other than as set forth in Section 4.9(k) of the ACG Disclosure Letter and (ii) ACG and its Subsidiaries have materially complied with all the terms and conditions of the agreements set forth in Section 4.9(k) of the ACG Disclosure Letter.

4.10         Employees; Employee Benefit Plans.

(a)           Section 4.10(a) of the ACG Disclosure Letter sets forth a true and complete list or description of each employee benefit plan, arrangement, policy, program or agreement and any amendments or modifications thereof (including, without limitation, all stock purchase, stock option, stock incentive, severance, employment, change-in-control, retention, health/welfare plans, fringe benefit, bonus, incentive, deferred compensation, pension, retirement and other agreements, programs, policies and arrangements, whether formal or informal, written or, to ACG’s knowledge, oral, whether or not subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (i) that is sponsored by, or maintained or contributed to as of the date hereof by ACG or any of its Subsidiaries or by any entity that is a member of a controlled group of corporations with, under common control with, a member of an affiliated service group with, or otherwise required to be aggregated with, ACG or any of its Subsidiaries in accordance with Code Sections 414(b), (c), (m) or (o) (an “ERISA Affiliate”) or (ii) in respect of which ACG or any of its ERISA Affiliates has any present or future liability (collectively, the “Plans”).

(b)           No Plan is maintained outside the jurisdiction of the United States or covers any current or former employee, director or independent contractor residing or working outside the United States.

(c)           ACG has previously provided or made available to Vertis true and complete copies of each of the Plans and all related trust agreements and (i) the actuarial valuation reports for each Plan (if applicable) for each of the last three plan years, if required; (ii) the most recent determination letter from the Internal Revenue Service (if applicable) for each Plan; (iii) any summary plan description and other written communications by ACG or its Subsidiaries to their employees generally concerning the extent of the benefits provided under a Plan; (iv) a summary of any proposed amendments or changes anticipated to be made to the Plans at any time within the 12 months immediately following the date hereof; (v) for the most recently completed plan year and the two preceding plan years, the Form 5500 and attached schedules (including any auditor reports); (vi) any service, consulting or recordkeeping contract related to each Plan; and (vii) any insurance policies providing benefit payments under each Plan, including “stop-loss” policies, currently in force.

(d)           (i)  Each of the Plans has been operated and administered and was established in all material respects in accordance with its terms and applicable Laws, including but not limited to ERISA and the Code; (ii) each of the Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has been determined to be so qualified by the Internal Revenue Service or will be submitted for such determination within the applicable remedial amendment period, and nothing has occurred that would be reasonably expected to result in any such Plan ceasing to be so qualified; (iii) no Plan provides any material benefits, including death or medical benefits (whether or not insured), with respect to current or former employees, directors or independent contractors of ACG, its Subsidiaries or any ERISA Affiliate beyond their retirement or other termination of service other than (A) for a specified severance period no longer than two years as provided in the Plans; (B) coverage mandated by applicable Law; (C) death benefits or retirement benefits under any “employee pension plan,” as that term is defined in Section 3(2) of ERISA; (D) deferred compensation, supplemental pension and post-retirement medical and life insurance benefits accrued as liabilities on the books of ACG, its Subsidiaries or the ERISA Affiliates; or (E) benefits the full cost of which is borne by the current or former employee (or his beneficiary); (iv) no liability under Title IV of ERISA has been incurred by ACG, its Subsidiaries or any ERISA Affiliate that has not been satisfied in full (other than payment of premiums not yet due to the Pension Benefit Guaranty Corporation (the “PBGC”)); (v) no Plan is subject to Title IV of ERISA; (vi) all contributions or other amounts payable by ACG or its Subsidiaries as of the Effective Time with respect to each Plan in respect of current or prior plan years have been contributed, paid or accrued in accordance with GAAP and Section 412 of the Code; (vii) neither ACG, its Subsidiaries nor any ERISA Affiliate has engaged in a transaction prohibited by ERISA Section 406 or in connection with which ACG, its Subsidiaries or any ERISA Affiliate could be subject to either a civil penalty assessed pursuant to Sections 409, 502(i) or 502(l) of ERISA or a tax imposed pursuant to Sections 4975 or 4976 of the Code; (viii) there are no pending, or, to ACG’s knowledge, threatened or anticipated material claims (other than routine claims for benefits), litigation or allegations of breach of fiduciary duty by, on behalf of or against any of the Plans or any trusts related thereto; (ix) no “reportable event” (as such term is defined in Section 4043 of ERISA) or “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA and Section 412 of the Code (whether or not waived)) has occurred with respect to any Plan, (x) no administrative investigation, audit or other administrative proceeding or inquiry (written or otherwise) by the Department of Labor, the PBGC, the Internal Revenue Service or other governmental agencies have been pending or, to ACG’s knowledge, threatened since January 1, 2004 (including, without limitation, any routine requests for information from the PBGC); and (xi) no Plan is a split-dollar life insurance program or otherwise provides for loans to employees (other than any defined contribution plan that has been determined to be “qualified” within the meaning of Section 401(a) of the Code by the Internal Revenue Service).

(e)           No Plan exists that, as a result of the execution of this Agreement, shareholder approval of this Agreement, or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent events), in respect of any current or former director, officer, employee or independent contractor of ACG or any of its Subsidiaries, provides for or could result in (i) material severance pay or any material increase in severance pay upon any termination of employment after the date hereof; (ii) acceleration of the time of payment or vesting or result in any material payment or funding (through a grantor trust or otherwise) of compensation or benefits under, materially increase the amount payable or result in any other material obligation pursuant to, any of the Plans; (iii) limitation or restriction of the right of ACG or its Subsidiaries to merge, amend or terminate any of the Plans; or (iv) payments under any of the Plans that would not be deductible under Sections 162(m) or 280G of the Code.

(f)            All Plans that provide for payment of deferred compensation and that are not exempt from the requirements of Code Section 409A are in operational compliance in all material respect with the requirements of Section 409A and the regulations issued thereunder.  ACG has provided to Vertis a complete and accurate list of all material amounts currently owed to all persons entitled to benefits under all Plans that provide for payment of deferred compensation (other than Plans qualified under Code Section 401(a)), regardless of whether or not they are exempt from the requirements of Code Section 409A.

(g)           No Plan is maintained pursuant to a collective bargaining agreement, and no Plan is a “multiemployer plan” as defined in ERISA Section 3(37).

(h)           With respect to any applicable workplace safety and insurance Law, to ACG’s knowledge, there are no (i) material outstanding assessments, orders, penalties, fines, liens, charges, surcharges, or other amounts due or owing under such Law; (ii) material reassessments relating to the past three years under such Law; and (iii) audits currently being performed pursuant to such Law.

4.11         Labor Matters.  Neither ACG nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is ACG or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel ACG or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there, as of the date hereof, any strike, work stoppage, slowdown or other material labor dispute or disputes involving it or any of its Subsidiaries pending, or to ACG’s knowledge, threatened, nor is ACG aware, as of the date hereof, of any activity involving its or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

4.12         Compliance With Applicable Law.  Except for matters relating to Taxes, employee benefits, labor relations and environmental matters (which matters are governed exclusively by Sections 4.9, 4.10, 4.11 and 4.17), ACG and each of its Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied with and are not in violation under any, applicable Law of any Governmental Entity relating to ACG or any of its Subsidiaries, and, to ACG’s knowledge, neither ACG nor any of its Subsidiaries has received notice of any violations of any of the above, except for licenses, franchises, permits and authorizations the failure to have, and for violations that, would not have, individually or in the aggregate, an ACG Material Adverse Effect.  To ACG’s knowledge, since January 1, 2004, none of ACG, any of its Subsidiaries or any of their respective directors, officers, employees or agents has directly or indirectly: (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment in violation of any Federal, state, local, municipal, foreign or other constitution, ordinance, regulation, statute, treaty, or other law to any person or entity, private or public, regardless of form, whether in money, property, or services (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, or (iii) to obtain special concessions or for special concessions already obtained, for or in respect of ACG or any affiliate of ACG; or (b) established or maintained any fund or asset in respect of any thereof that has not been recorded in the books and records of ACG any of its Subsidiaries.

4.13         Material Contracts.

(a)           As of the date hereof, neither ACG nor any of its Subsidiaries is a party to or is bound by any written contract, arrangement, commitment or understanding:

(i)            that materially limits the freedom of ACG or any of its Subsidiaries to compete in any material line of business or upon consummation of the Merger will materially restrict the ability of Vertis and its Subsidiaries to engage in any material line of business in any geographic area or with any Person, or that requires exclusive referrals of material business or requires ACG or any of its Subsidiaries to offer specified material products or services to their customers on a priority or exclusive basis or to use specified material products or services of any vendors or requires ACG to make a payment in cash, in kind, a refund in an amount in excess of $50,000 or otherwise use a third party vendor on a priority or exclusive basis;

(ii)           with or to a labor union or guild (including any collective bargaining agreement);

(iii)          that relates to the incurrence of indebtedness in the principal amount of $50,000 or more;

(iv)          that grants any person a right of first refusal, right of first offer or similar right with respect to any material properties, assets or businesses of ACG or its Subsidiaries;

(v)           that involves the purchase or sale of assets with a purchase price of $50,000 or more in any single case or $1,000,000 in all such cases or that involves the purchase or lease by ACG or any of its Subsidiaries of machinery, equipment, supplies, goods, services or other personal property providing for annual payments by ACG or any of its Subsidiaries of $100,000 or more or that cannot be terminated on less than 60 days’ notice without payment by ACG or any of its Subsidiaries of any material penalty;

(vi)          that involves the sale or lease by ACG or any of its Subsidiaries of machinery, equipment, supplies, goods, services or other personal property other than in the ordinary course of business consistent with past practice providing for annual payments to ACG and its Subsidiaries of $50,000 or more over its term;

(vii)         pursuant to which ACG or any of its Subsidiaries leases or subleases any of its real property involving the payment of $100,000 or more in annual rentals;

(viii)        that limits the ability of ACG or any of its Subsidiaries to close any of its facilities or terminate any of its employees in any material respect;

(ix)           that is a consulting agreement or service contract involving the payment of $100,000 or more in annual fees that cannot be terminated on less than 60 days’ notice without payment by ACG or any of its Subsidiaries of any material penalty or is for period of more than two years;

(x)            that provides for the payment or reimbursement by ACG or any of its Subsidiaries of advisor or legal expenses for any of ACG’s lenders or holder of ACG’s debt securities; or

(xi)           that provides for the payment by ACG or its Subsidiaries of material payments upon a change of control thereof.

(b)           Each contract, arrangement, commitment or understanding set forth on Section 4.13(a) of the ACG Disclosure Letter, whether or not publicly disclosed in the ACG SEC Reports filed prior to the date hereof, is referred to herein as a “Material ACG Contract”.  To ACG’s knowledge, there is, as of the date hereof, no material breach of any of the Material ACG Contracts by any of the other parties thereto.  ACG has provided or made available to Vertis all Material ACG Contracts.

(c)           (i) Each ACG Material Contract is valid and binding on ACG and is in full force and effect in all material respects, and, to ACG’s knowledge, is valid and binding on the other parties thereto; and (ii) ACG and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each ACG Material Contract; and (iii) to ACG’s knowledge, no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material default on the part of ACG or any of its Subsidiaries under any such ACG Material Contract.

4.14         Undisclosed Liabilities.  Since March 31, 2007, none of ACG or any of its Subsidiaries has incurred any material liabilities (whether known or unknown or whether accrued, absolute, contingent or otherwise) that are required to be reflected on the face of a consolidated balance sheet of ACG prepared using principles, practices and procedures consistent with those used in the preparation of the 2007 ACG Balance Sheet to the extent in accordance with GAAP, other than liabilities, debts or other obligations (a) reflected or reserved against in the ACG Financial Statements; (b) matters expressly covered by other representations, warranties or covenants in the Transaction Documents; (c) to the extent disclosed or described in the ACG Disclosure Letter or expressly excluded from the coverage of any of the representations, warranties or covenants in the Transaction Documents; (d) in the case of any such liability, debt or other obligation, in an amount equal to any related asset of the Acquired Companies, the amount of which is required to be reflected on the face of a consolidated balance sheet of the Acquired Companies prepared using principles, practices and procedures consistent with those used in the preparation of the 2007 ACG Balance Sheet to the extent in accordance with GAAP; (e) to the extent covered by a collectible insurance, indemnification, counterclaim, contribution right, warranty or other similar arrangement; (f) under any Transaction Document; (g) under the Laws of any jurisdiction, except for liabilities arising out of a violation of such Laws; (h) under any contract, agreement or other instrument, other than liabilities arising out of the breach thereof; and (i) liabilities, debts or other obligations incurred or arising (i) in the ordinary course of business or (ii) in connection with the transactions contemplated by the Transaction Documents since March 31, 2007.

4.15         Anti-Takeover Provisions.  The Board of Directors of ACG has taken all necessary action so that the provisions of Section 203 of the DGCL do not and will not apply to this Agreement, the Merger or the other transactions contemplated hereby and neither any “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation enacted under state or Federal laws in the United States applicable to ACG nor the restrictions set forth in Section 203 of the DGCL (each a “Takeover Statute”) are applicable to this Agreement, the Merger or the other transactions contemplated hereby.  ACG does not have any stockholder rights plan in effect.

4.16         Property.

(a)           Owned Property.  ACG and its Subsidiaries have good title to all real and tangible personal property owned by them free and clear of all Liens, except (i) Liens for taxes or assessments not yet delinquent or being contested in good faith; (ii) mechanics’, materialmen’s or other Liens provided that any such Lien is not yet delinquent or is being contested in good faith; (iii) zoning, entitlement, land use or environmental regulations; (iv) all matters described in the title policies previously delivered to Vertis; (v) Liens to secure indebtedness; or (vi) any other Liens, easements, rights-of-way, encroachments, restrictions, conditions and other encumbrances that would not, individually or in the aggregate, have an ACG Material Adverse Effect.  All material tangible personal property owned by ACG or any of its Subsidiaries is in normal working order and condition as of the date hereof, ordinary wear and tear excepted, except as would not have, individually or in the aggregate, an ACG Material Adverse Effect.

(b)           Leased Property.  All leases of real property and all other leases material to ACG and its Subsidiaries under which ACG or a Subsidiary, as lessee, leases real or personal property are valid and binding in accordance with their respective terms; neither ACG nor any of its Subsidiaries has received any written notice of any event or occurrence that has resulted or would reasonably result (with or without the giving of notice, the lapse of time or both) in an event of default with respect to any lease or sublease to which it is a party.  All material tangible personal property leased by ACG or any of its Subsidiaries is in normal working order and condition as of the date hereof, ordinary wear and tear excepted, except as would not have, individually or in the aggregate, an ACG Material Adverse Effect.

(c)           Premises.  The premises and fixtures located on the owned and leased real property of ACG, including the walls, ceilings and other structural elements of any improvements erected thereon and the building systems such as heating, plumbing, ventilation, air conditioning, mechanical and electric, are in normal working order, repair and operating condition as of the date hereof, ordinary wear and tear excepted, except as would not have, individually or in the aggregate, an ACG Material Adverse Effect.

(d)           Inventory.  As of the date hereof, the consumable inventory of paper, ink and spare parts of ACG and its Subsidiaries (collectively, “Inventory”) is in good and merchantable condition, is suitable and usable for the purposes for which it is intended and is in a condition such that it can be used in the ordinary course of business consistent with past practice, in each case in all material respects.

4.17         Environmental.  To ACG’s knowledge, (a) there are no legal, administrative or arbitral proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations seeking to impose, or that reasonably would be expected to result in the imposition, on ACG or any of its Subsidiaries of any material liability or obligation arising under common law standards or under any local, state or Federal environmental statute, regulation or ordinance relating to environmental protection, human health or safety, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (collectively, the “Environmental Laws”), pending or threatened against ACG or any of its Subsidiaries; (b) during the period of ACG’s or any of its Subsidiaries’ ownership or operation of any of their respective current properties, or ACG’s or any of its Subsidiaries’ holding of a security interest or other interest in any property, except as authorized by law, there were no material releases or threatened releases of hazardous, toxic, radioactive or dangerous materials or other materials regulated under Environmental Laws (“Hazardous Materials”) giving rise to material liability under Environmental Laws, in, on, under or affecting any such property; (c) neither ACG nor any of its Subsidiaries is subject to any agreement, order, judgment or decree, by or with any court, governmental authority, regulatory agency or third party imposing any material remedial liability or obligation or material monetary liability pursuant to or under any Environmental Law; and (d) ACG and its Subsidiaries are and have been in compliance in all material respects in the past three years with Environmental Laws, including, without limitation, all permits issued pursuant to Environmental Laws.  To ACG’s knowledge, there are no requirements under Environmental Laws or any agreements to which ACG or its Subsidiaries are party that will result in an increase in costs of compliance with Environmental Laws over current costs by more than $250,000 annually in any of the next five years.  To ACG’s knowledge, there are no regulated underground storage tanks in use, septic systems, dry wells, waste management units (other than for the pre-treatment of waste water), treatment lagoons, landfills or surface impoundments on any property owned or occupied by ACG or its Subsidiaries.

4.18         Intellectual Property.

(a)           To ACG’s knowledge, ACG and its Subsidiaries own or possess valid and adequate licenses or other legal rights to use all material Intellectual Property as are necessary to permit ACG and its Subsidiaries to conduct the business as currently conducted, free and clear of all Liens, and except for those licenses issued to third parties in the ordinary course of business, free and clear of all material licenses to third parties.  Each material item of Intellectual Property owned or used by ACG and its Subsidiaries immediately prior to the Closing will be owned or available for use on similar or identical terms and conditions immediately after the Closing.

(b)           To ACG’s knowledge, the business as currently conducted does not infringe on the Intellectual Property rights of any Person except for such infringements that, individually or in the aggregate, would not have an ACG Material Adverse Effect.  Neither ACG nor any of its Subsidiaries has received any written communications within the two-year period prior to the date hereof alleging that any of them has violated, misappropriated or infringed any Intellectual Property of any other Person.  To ACG’s knowledge, no Person is challenging, misappropriating, infringing on or otherwise violating any right of ACG or any of its Subsidiaries with respect to any Intellectual Property, used by or in the conduct of their existing businesses, owned by and/or licensed to ACG or its Subsidiaries.

(c)           To ACG’s knowledge, all filings, registrations and issuances pertaining to the material Intellectual Property owned by the Company and its Subsidiaries, including any and all patents, registered trademarks and copyright registrations, are in full force and effect and effect and the Company and its Subsidiaries have good title thereto.

(d)           To ACG’s knowledge, there are no threats of claims or challenges to the validity or effectiveness of the Intellectual Property as are necessary to permit ACG and its Subsidiaries to conduct the business as presently conducted, which individually or in the aggregate would have an ACG Material Adverse Effect.

4.19         Customers and Vendors.  Section 4.19 of the ACG Disclosure Letter contains a complete and accurate list of the 20 largest customers (based on revenues) and five largest vendors (based on expenses) for each segment of ACG and its Subsidiaries for the fiscal year ended March 31, 2007.  To ACG’s knowledge, as of the date hereof, no customer or vendor of ACG or its Subsidiaries set forth on Section 4.19 of the ACG Disclosure Letter has indicated to ACG that it plans to discontinue doing business with ACG and its Subsidiaries after the Closing, or plans to reduce by more than 10% (based on revenues or expenses, as applicable, for the fiscal year ended March 31, 2007) its supplies to or volume of orders from ACG or any of its Subsidiaries after the Closing or will not do business on substantially the same terms and conditions with ACG and its Subsidiaries after the Closing as such vendor or customer did with ACG or any of its Subsidiaries before the Closing.

4.20         Financing Transactions.  The Restructuring Agreement has not been amended or modified and the commitments contained therein have not been withdrawn or rescinded in any respect.  The Restructuring Agreement is in full force and effect and is the legal, valid and binding obligation of ACG and, to ACG’s knowledge, the other parties thereto who are, or are advisors to, holders of ACG 10% Notes, subject to applicable bankruptcy, insolvency, reorganization, moratorium, and other laws affecting the rights of creditors generally and the exercise of judicial discretion in accordance with general principles of equity.  To ACG’s knowledge, there are no conditions precedent or other contingencies, side agreements or other arrangements or understandings related to the Restructuring Agreement or the terms thereof, other than as set forth in the Restructuring Agreement.  ACG does not have any reason to believe that it will be unable to satisfy on a timely basis any term or condition to be satisfied by it contained in the Restructuring Agreement.  ACG has satisfied all terms and conditions required to be satisfied by it pursuant to the terms of the Restructuring Agreement on or before the date hereof.

4.21         Tax Matters.  ACG has no agreement, plan or intention to enter into any merger, conversion, liquidation, combination or similar transaction following the Merger that would lead to the cessation of existence of ACG for federal income tax purposes.  Further, neither ACG nor any of its Subsidiaries otherwise has taken or agreed to take or has any plan or intention to take any action (including any act of omission), or has any knowledge of any fact or circumstance, that is reasonably likely to cause the Merger to qualify as a “reorganization” described in Section 368(a) of the Code and/or as an exchange governed by Section 351 of the Code or otherwise to prevent the Merger from being treated for federal and other applicable income tax purposes as a taxable disposition by the ACG shareholders to Vertis of the stock of ACG.

The inclusion of any matter, information or item in any portion of the ACG Disclosure Letter shall not be deemed to constitute an admission of any liability by ACG to any Person or otherwise imply that any such matter, information or item is material or creates a measure for materiality for the purposes of this Agreement.

5.             REPRESENTATIONS AND WARRANTIES OF VERTIS

Except as set forth in the disclosure letter delivered by Vertis to ACG on or prior to the execution of this Agreement (the “Vertis Disclosure Letter”), which identifies exceptions by specific Section references (and no exception identified to a Section shall apply to any other Section unless specifically identified as an exception to that other Section), and except as disclosed in the Form 10-K of Vertis for the fiscal period ended December 31, 2007 (the “Vertis Form 10-K”), and the Form 10-Q’s and Form
8-K’s filed from the date of the filing of the Vertis Form 10-K to the date of this Agreement (other than disclosures in the “Cautionary Statements” section and statements that are not of fact contained in the “Risk Factors” section of such SEC reports), Vertis hereby represents and warrants to ACG as follows:

5.1           Organization.

(a)           Each Vertis Party is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware.  Each Vertis Party has the corporate or other power and authority to own or lease all its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Vertis Material Adverse Effect.

(b)           Copies of the certificate of incorporation and bylaws, or limited liability company agreement, and all documents evidencing debt securities, of Holdings and Victory Merger Sub, and all agreements between Holdings and any of its securityholders, have previously been provided or made available to ACG.  All such agreements and documents are true, complete and correct copies of such documents as in effect as of the date hereof.

5.2           Capitalization.

(a)           The authorized capital stock of Holdings consists of 19,000,000 shares of Holdings Common Stock and 1,000,000 shares of preferred stock, par value $0.01 per share (the “Holdings Preferred Stock”).  As of the date hereof, there are 12,416,940 shares of Holdings Common Stock outstanding (including 275,900 restricted shares that are subject to forfeiture), no shares of Holdings Common Stock held in Holdings’ treasury, and no shares of Holdings Preferred Stock outstanding.  As of the date hereof, 1,134,054 shares of Holdings Common Stock and no shares Holdings Preferred Stock are reserved or to be made available for issuance.  All the issued and outstanding shares of Holdings Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.  As of the date hereof, other than pursuant to the Vertis Plan, Holdings does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase, sale or issuance of any shares of Holdings Common Stock, Holdings Preferred Stock or any other equity securities of Holdings or any securities representing the right to purchase or otherwise receive any shares of Holdings Common Stock or Holdings Preferred Stock (including any rights plan or agreement).  Section 5.2(a) of the Vertis Disclosure Letter sets forth, as of the date hereof, a true, complete and correct list of the aggregate number of shares of Holdings Common Stock issuable upon the exercise of each stock option granted under the Holdings Stock Plan that are outstanding as of the date hereof and the exercise price for each such Holdings stock option.

(b)           Neither Holdings nor any Subsidiary thereof has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase, sale or issuance of any shares of capital stock or any other equity security of any Subsidiary of Holdings or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of any such Subsidiary.

5.3           Authority; No Violation.

(a)           Each Vertis Party has full corporate or limited liability company power, as applicable, and authority to execute and deliver the Transaction Documents and to consummate the transactions contemplated thereby.  The sole member of Victory Merger Sub has duly approved the Merger.  No other corporate or limited liability company proceedings on the part of any Vertis Party are necessary to approve the Transaction Documents or to consummate the transactions contemplated thereby.  The Transaction Documents to which any Vertis Party is a party have been duly authorized, executed and delivered by each such party and (assuming due authorization, execution and delivery by the Acquired Companies) constitute valid and binding obligations of each such party, enforceable against each such party in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, and other laws affecting the rights of creditors generally and the exercise of judicial discretion in accordance with general principles of equity.

(b)           Neither the execution and delivery of the Transaction Documents by any Vertis Party nor the consummation by each such party of the transactions contemplated thereby (including the Merger), nor compliance by each such party with any of the terms or provisions thereof, will (i) violate any provision of the certificate of incorporation or bylaws or certificate of formation or limited liability company agreement of any such party or any of the similar governing documents of any of their respective Subsidiaries; or (ii) assuming that the consents, approvals and filings referred to in Section 5.4 are duly obtained, (A) violate any Law applicable to any Vertis Party or any of their respective properties or assets, other than any such violations that individually or in the aggregate would not have a Vertis Material Adverse Effect; or (B) materially violate, materially conflict with, result in a material breach of any provision of or the loss of any material benefit under, or require redemption or repurchase or otherwise require the purchase or sale of any securities, constitute a material default (or an event which, with notice or lapse of time, or both, would constitute a material default) under, result in the termination of or a right of termination or cancellation under, materially accelerate the performance required by, or result in the creation of any material Lien upon any of the respective material properties or assets of any Vertis Party under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which any Vertis Party is a party, or by which they or any of their respective properties or assets may be bound or affected.

5.4           Consents and Approvals.  Except for (a) the filing of the Certificate of Merger with the Delaware Secretary pursuant to the DGCL and DLLCA; and (b) the approval of the Vertis Plan by the Bankruptcy Court, no consents or approvals of, or filings or registrations with, any Governmental Entity are necessary in connection with (a) the execution and delivery by any Vertis Party of the Transaction Documents; and (b) the consummation of the Merger and the other transactions contemplated thereby, other than consents, approvals, filings and registrations the failure to obtain or make would not, in the aggregate, have a Vertis Material Adverse Effect.

5.5           SEC Filings; Financial Statements.

(a)           Vertis has filed all forms, reports, statements and certifications and other documents (including all exhibits, amendments and supplements thereto) with the SEC required to be filed by it pursuant to Federal securities Laws and the SEC rules and regulations thereunder since January 1, 2005 (all such forms, reports, statements and certificates and other documents filed since January 1, 2005, collectively, the “Vertis SEC Reports”).  None of Holdings’ Subsidiaries other than Vertis is required to file periodic reports with the SEC the Exchange Act.  Each of the Vertis SEC Reports, as amended prior to the date hereof, complied as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations promulgated thereunder and the Exchange Act and the rules and regulations promulgated thereunder, each as in effect on the date so filed.  None of the Vertis SEC Reports contained, when filed or, if amended prior to the date hereof, as of the date of such amendment, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  Vertis has made available to ACG true, correct and complete copies of all written correspondence between the SEC, on the one hand, and Holdings and any of its Subsidiaries, on the other hand, occurring since January 1, 2005, and prior to the date hereof.  As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Vertis SEC Reports.  To Vertis’ knowledge, as of the date hereof, none of the Vertis SEC Reports is the subject of ongoing SEC review or outstanding SEC comment.

(b)           The audited and unaudited consolidated financial statements of Vertis included in the Vertis SEC Reports (collectively, the “Vertis Financial Statements”), have been prepared in accordance with GAAP applied on a consistent basis (except as otherwise stated in such financial statements, including the related notes) and fairly present the financial position of Vertis and its consolidated Subsidiaries as of the dates thereof and the results of their operations and changes in financial position for the periods then ended, subject, in the case of the unaudited financial statements, to year-end audit adjustments.

5.6           Broker’s Fees.  Neither Holdings nor any Subsidiary thereof nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement.

5.7           Absence of Certain Changes or Events.  Since December 31, 2007, (i) no Vertis Material Adverse Effect has occurred; and (ii) Holdings and its Subsidiaries have not taken any material action that would have been prohibited by Section 6.2 if taken after the date hereof.  Since December 31, 2007, as of the date hereof, Holdings and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business.

5.8           Legal Proceedings.

(a)           Neither Holdings nor any of its Subsidiaries is a party to any, and there are no pending or, to Vertis’ knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Holdings or any of its Subsidiaries that would have a Vertis Material Adverse Effect or would prevent or materially delay the consummation of the transactions contemplated hereby.

(b)           Neither Holdings nor any of its Subsidiaries or any of their businesses or properties are subject to or bound by any injunctions, orders, judgments, decrees or regulatory restrictions of any Governmental Entity specifically imposed upon Holdings, any of its Subsidiaries or the assets of Holdings or any of its Subsidiaries that would have a Vertis Material Adverse Effect or would prevent or materially delay the consummation of the transactions contemplated hereby.

5.9           Compliance With Applicable Law.  Holdings and each of its Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied with and are not in violation under any, applicable Law of any Governmental Entity relating to Holdings or any of its Subsidiaries, and, to Vertis’ knowledge, neither Holdings nor any of its Subsidiaries has received notice of any violations of any of the above, except for licenses, franchises, permits and authorizations the failure to have, and for violations that, would not have, individually or in the aggregate, a Vertis Material Adverse Effect.

5.10         Undisclosed Liabilities.  Since December 31, 2007, none of Holdings or any of its Subsidiaries has incurred any material liabilities (whether known or unknown or whether accrued, absolute, contingent or otherwise) that are required to be reflected on the face of a consolidated balance sheet of Holdings or Vertis prepared using principles, practices and procedures consistent with those used in the preparation of the 2007 Vertis Balance Sheet to the extent in accordance with GAAP, other than liabilities, debts or other obligations (a) reflected or reserved against in the Vertis Financial Statements; (b) matters expressly covered by other representations, warranties or covenants in the Transaction Documents; (c) to the extent disclosed or described in the Vertis Disclosure Letter or expressly excluded from the coverage of any of the representations, warranties or covenants in the Transaction Documents; (d) in the case of any such liability, debt or other obligation, in an amount equal to any related asset of Holdings or any of its Subsidiaries, the amount of which is required to be reflected on the face of a consolidated balance sheet of Holdings or any of its Subsidiaries prepared using principles, practices and procedures consistent with those used in the preparation of the 2007 Vertis Balance Sheet to the extent in accordance with GAAP; (e) to the extent covered by a collectible insurance, indemnification, counterclaim, contribution right, warranty or other similar arrangement; (f) under any Transaction Document; (g) under the Laws of any jurisdiction, except for liabilities arising out of a violation of such Laws; (h) under any contract, agreement or other instrument, other than liabilities arising out of the breach thereof; and (i) liabilities, debts or other obligations incurred or arising (i) in the ordinary course of business or (ii) in connection with the transactions contemplated by the Transaction Documents since December 31, 2007.

5.11         Financing Transactions.  The Restructuring Agreement has not been amended or modified and the commitments contained therein have not been withdrawn or rescinded in any respect.  The Restructuring Agreement is in full force and effect and is the legal, valid and binding obligation of Vertis and, to Vertis’ knowledge, the other parties thereto who are, or are advisors to, holders of securities of Vertis, subject to applicable bankruptcy, insolvency, reorganization, moratorium, and other laws affecting the rights of creditors generally and the exercise of judicial discretion in accordance with general principles of equity.  To Vertis’ knowledge, there are no conditions precedent or other contingencies, side agreements or other arrangements or understandings related to the Restructuring Agreement or the terms thereof, other than as set forth in the Restructuring Agreement.  Vertis does not have any reason to believe that it will be unable to satisfy on a timely basis any term or condition to be satisfied by it contained in the Restructuring Agreement.  Vertis has fully paid any and all commitment or other fees or expenses that have been incurred and are due and payable in connection with the Restructuring Agreement prior to the date hereof and has otherwise satisfied all other terms and conditions required to be satisfied by it pursuant to the terms of the Restructuring Agreement on or before the date hereof.  Vertis will pay when due all other commitment or other fees or expenses arising under the Restructuring Agreement as and when they become payable.

5.12         Tax Matters.  Neither Holdings nor Vertis nor any of their Subsidiaries has any agreement, plan or intention to enter into any merger, conversion, liquidation, combination or similar transaction following the Merger that would lead to the cessation of existence of ACG for federal income tax purposes.  Further, neither Holdings nor Vertis nor any of their Subsidiaries otherwise has taken or agreed to take or has any plan or intention to take any action (including any act of omission), or has any knowledge of any fact or circumstance, that is reasonably likely to cause the Merger to qualify as a “reorganization” described in Section 368(a) of the Code and/or as an exchange governed by Section 351 of the Code or otherwise to prevent the Merger from being treated for federal and other applicable income tax purposes as a taxable disposition by the ACG shareholders to Vertis of the stock of ACG.

5.13         Tax Status of Victory Merger Sub.  Victory Merger Sub is a “disregarded entity” for federal tax purposes formed by Vertis (and wholly owned by Vertis since its formation) solely for the purpose of effecting the transactions contemplated hereby and having no assets, activities or operations, liabilities, debts or obligations.

The inclusion of any matter, information or item in any portion of the Vertis Disclosure Letter shall not be deemed to constitute an admission of any liability by Vertis to any Person or otherwise imply that any such matter, information or item is material or creates a measure for materiality for the purposes of this Agreement.

6.             COVENANTS RELATING TO CONDUCT OF BUSINESS

6.1           Conduct of ACG’s Business Prior to the Effective Time.

(a)           Except as expressly contemplated or permitted by this Agreement or the Restructuring Agreement or set forth on Schedule 6.1 of the ACG Disclosure Letter, or consented to in writing by Holdings, or as required by applicable Law, during the period from the date hereof to the Effective Time, ACG shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the usual and ordinary course consistent with past practice, (ii) use commercially reasonable efforts to preserve intact its business organization and advantageous business relationships and retain the services of its officers and key employees, in each case in all material respects and (iii) continue to invoice and collect its accounts receivable and pay its accounts payable in the ordinary course of business and in a manner consistent with ACG’s past practices; provided, however, that in the event ACG deems it necessary to take certain actions that would otherwise be proscribed by this Section 6.1, ACG shall consult with Vertis, and Vertis shall consider in good faith, and respond promptly to, ACG’s request to take such action; provided further that Vertis shall not be obligated to consent to such action.

(b)           Except as expressly contemplated or permitted by this Agreement or the Restructuring Agreement or set forth on Section 6.1 of the ACG Disclosure Letter, or consented to in writing by Holdings, or as required by applicable Law, during the period from the date hereof to the Effective Time, ACG shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do or propose any of the following without the prior written consent of Vertis; provided, however, that in the event ACG deems it necessary to take certain actions that would otherwise be proscribed by this Section 6.1, ACG shall consult with Vertis, and Vertis shall consider in good faith, and respond promptly to, ACG’s request to take such action; provided further that Vertis shall not be obligated to consent to such action:

(i)            adjust, split, combine or reclassify its capital stock; set any record or payment dates for the payment of any dividends or distributions on its capital stock or make, declare or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock or grant any stock appreciation rights or grant any Person any right to acquire any shares of its capital stock; or issue or commit to issue any additional shares of capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any additional shares of capital stock;

(ii)           sell, transfer, license, mortgage, encumber or otherwise dispose of any of its material assets (including intangible assets or Intellectual Property) or any real property to any Person (other than a direct wholly-owned Subsidiary), including by merger, consolidation, asset sale or other business combination (including formation of a joint venture), or cancel, release or assign any indebtedness for borrowed money to any such Person or any material claims held by any such Person, in each case, except in the ordinary course of business consistent with past practice or as required by any contract set forth on the ACG Disclosure Letter;

(iii)          make (A) any acquisition or investment, by purchase or other acquisition of stock or other equity interests, by merger, consolidation, asset purchase or other business combination, or by contributions to capital, or (B) any material property transfers or material purchases of any property or assets, in or from any other Person, other than a wholly-owned Subsidiary of ACG, except, in the case of clause (B), in connection with the sale of products or services in the ordinary course of business consistent with past practice or as required by any contract set forth on the ACG Disclosure Letter;

(iv)          except with respect to capital expenditures permitted under clause (vii) below, enter into, renew, extend, amend or terminate any contract, license or lease that is or would be a Material ACG Contract and which is not either (A) terminable at will on less than 60 days’ notice without payment of a material penalty or (B) has a term of less than one year, except that ACG shall be permitted to enter into, renew or extend contracts (X) as required in any contract set forth on the ACG Disclosure Letter or (Y) in the ordinary course of business with pricing and other terms consistent with past practice provided that such customer contracts do not include any nonsolicitation, noncompetition, no-hire or “most favored nation” clauses and include a disclaimer of consequential damages;

(v)           hire or terminate any officer, executive or employee who has annual compensation in excess of $150,000;

(vi)          other than as set forth in Section 6.1 of the ACG Disclosure Letter or as required by contracts or existing Plans set forth on the ACG Disclosure Letter, or as required by Law, (A) increase, or commit to increase, in any material respect the compensation (including base salary, wages and annual or long-term incentive opportunities or payments) or fringe benefits of any of its employees, (B) pay any severance, benefit, incentive payment, retention or signing bonus, pension or retirement allowance to any of its directors, officers or employees, or (C) become a party to, amend or commit itself (orally or in writing) to establish or enter into any pension, retirement, profit-sharing, severance or welfare benefit plan or agreement or incentive or employment agreement with or for the benefit of any director, independent contractor, officer or employee or accelerate the vesting of any stock options or other stock-based compensation;

(vii)         make any capital expenditures, other than in accordance with the existing capital expenditure plan set forth on Section 6.1 of the ACG Disclosure Letter, or, in ACG’s reasonable discretion, (i) not more than an aggregate of $1 million per calendar month for any single or group of related projects (it being understood that any portion of any such $1 million monthly allocation that is not spent in any month may be spent in any other month), (ii) not more than $100,000 on any single project without the prior written consent of Vertis, which consent shall not be unreasonably withheld or delayed, and (iii) such reasonable amounts up to $250,000, without the prior written consent of Vertis, which consent shall not be unreasonably withheld or delayed, as may be necessary to repair equipment in unexpected or emergency situations (and ACG shall provide Vertis with weekly reports of any such expenditures);

(viii)        settle any claim, action or proceeding involving monetary damages in excess of $100,000 or agree or consent to the issuance of any material injunction, decree, order, settlement agreement or judgment materially restricting its business or operations;

(ix)           amend its certificate of incorporation, bylaws or similar governing documents;

(x)            provide for any material new sales compensation or incentive programs or arrangements for ACG sales personnel, distributors or customers or alter any existing sales compensation or incentive programs or arrangements with such parties in any material manner;

(xi)           incur any indebtedness for borrowed money, issue any debt securities, or assume, guarantee or endorse or otherwise become responsible for the obligations of another Person, in excess of $50,000 in the aggregate, except as permitted by the terms of any existing indebtedness for borrowed money of ACG or any of its Subsidiaries or in accordance with the terms of the Restructuring Agreement;

(xii)          make or change any material Tax election, settle or compromise any material Tax liability, agree to an extension of the statute of limitations with respect to the assessment or determination of material Taxes, file any amended Tax Return with respect to any material Tax, enter into any closing agreement with respect to any Tax or surrender any right to claim a material Tax refund;

(xiii)         enter into any transaction that could give rise to a disclosure obligation as a “reportable transaction” under Section 6011 of the Code and the regulations thereunder;

(xiv)        make any changes in its accounting methods or method of Tax accounting, practices or policies, except as may be required under applicable Law or GAAP or as disclosed in the ACG SEC Reports filed prior to the date hereof, in each case as concurred in by ACG’s independent public accountants; or

(xv)         authorize, agree, make any commitment, or announce an intention to take any of the actions prohibited by this Section 6.1; provided further, however, that prior to the receipt by Vertis of the New First-Lien Facilities Commitment Letters and the First-Lien Facilities Term Sheets, ACG shall be permitted to take the actions specified in the foregoing clause (iv)  (and clause (xv) with respect to an action specified in clause (iv)) if ACG  consults with Vertis in advance of taking such actions.

Holdings acknowledges that shifting business and market conditions relating to ACG and its affiliates may dictate that the conduct of ACG’s and its subsidiaries’ business in the ordinary course consistent with past practice be modified to the extent it is necessary, or is otherwise in the best interests of ACG, to respond to such conditions, so long as ACG otherwise remains in compliance with this Agreement.

6.2           Conduct of Holdings’ Business Prior to the Effective Time.

(a)           Except as expressly contemplated or permitted by this Agreement or the Restructuring Agreement or set forth on Section 6.2 of the Vertis Disclosure Letter, or consented to in writing by ACG, or as required by applicable Law, during the period from the date hereof to the Effective Time, Holdings shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the usual and ordinary course consistent with past practice in all material respects, and (ii) use commercially reasonable efforts to preserve intact its business organization and advantageous business relationships and retain the services of its officers and key employees, in each case in all material respects; provided, however, that in the event Holdings deems it necessary to take certain actions that would otherwise be proscribed by this Section 6.2, Holdings shall consult with ACG, and ACG shall consider in good faith, and respond promptly to, Holdings request to take such action.

(b)           Except as expressly contemplated or permitted by this Agreement or the Restructuring Agreement or set forth on Section 6.2 of the Vertis Disclosure Letter, or consented to in writing by ACG, or as required by Applicable Law, during the period from the date hereof to the Effective Time, Holdings shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do or propose any of the following without the prior written consent of ACG; provided, however, that in the event Holdings deems it necessary to take certain actions that would otherwise be proscribed by this Section 6.2, Holdings shall consult with ACG, and ACG shall consider in good faith, and respond promptly to, Holdings’ request to take such action:

(i)            adjust, split, combine or reclassify its capital stock; set any record or payment dates for the payment of any dividends or distributions on its capital stock or make, declare or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock or grant any stock appreciation rights or grant any Person any right to acquire any shares of its capital stock (other than Holdings Options and Holdings Warrants outstanding on the date hereof); or issue or commit to issue any additional shares of capital stock (except pursuant to the exercise of Holdings Options or Holdings Warrants outstanding on the date hereof) or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any additional shares of capital stock;

(ii)           merge or consolidate, or permit any of its Subsidiaries to merge or consolidate, with any Person, or adopt a plan of liquidation;

(iii)          amend its certificate of incorporation, bylaws or similar governing documents, or amend or modify, directly or indirectly (including by entering into other agreements or instruments affecting the rights or obligations of, any of Holdings’ outstanding debt securities other than in connection with the Financing Transactions), in a manner that would adversely affect the economic benefits of the Merger to the equity holders of ACG or prevent or otherwise materially delay or otherwise impair the Merger or the consummation of the other transactions contemplated hereby; or

(iv)          authorize, agree, make any commitment, or announce an intention to take any of the actions prohibited by this Section 6.2.

ACG acknowledges that shifting business and market conditions relating to Holdings and its affiliates may dictate that the conduct of Holdings’ and its subsidiaries’ business in the ordinary course consistent with past practice be modified to the extent it is necessary, or is otherwise in the best interests of Holdings, to respond to such conditions, so long as Holdings otherwise remains in compliance with this Agreement.

6.3           No Control of Other Party’s Business.  Nothing contained in this Agreement is intended to give Holdings or any of its Subsidiaries, directly or indirectly, the right to control or direct ACG’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give ACG, directly or indirectly, the right to control or direct Holdings’ or its Subsidiaries’ operations.  Prior to the Effective Time, each of Holdings and ACG shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

7.             ADDITIONAL AGREEMENTS

7.1           Further Actions.

(a)           Subject to the terms and conditions of this Agreement, each party shall use its reasonable commercial efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Merger and the other transactions contemplated by this Agreement and the Restructuring Agreement at the earliest practicable date, including preparing and filing as promptly as practicable of all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents necessary to consummate the Merger and the other transactions contemplated by this Agreement.

(b)           If any objections are asserted with respect to the transactions contemplated hereby under any Antitrust Law or if any Legal Proceeding is instituted (or threatened to be instituted) by the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”), or any other applicable Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any Antitrust Law or which would otherwise prohibit or materially impair or materially delay the consummation of the transactions contemplated by this Agreement as a result of any Antitrust Law, each of Vertis and ACG shall use commercially reasonable efforts to resolve any such objections or Legal Proceedings so as to permit consummation of the transactions contemplated by this Agreement.  Solely in this context, “commercially reasonable efforts” shall include defending all Legal Proceedings, whether judicial or administrative, that challenge this Agreement or the consummation of the Merger or any other transactions contemplated by this Agreement; seeking to have lifted, vacated, or reversed any stay, injunction, temporary restraining order, or other restraint entered by any court or other Governmental Entity; and agreeing to do or permitting to be done any of the foregoing.  Notwithstanding anything to the contrary contained in this Agreement (including pursuant to the immediately preceding sentence), in connection with any filing or submission required or action to be taken by either Vertis or ACG to effect the Merger and to consummate the other transactions contemplated hereby, (i) ACG shall not, without Vertis’ prior written consent, commit to any divestiture transaction, or commit to alter its business or commercial practices in any way; and (ii) neither Vertis nor any of its Affiliates shall be required (A) to divest or hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, ACG (or any of the businesses, product lines or assets of ACG) or Vertis or any of its Affiliates (or any of the businesses, product lines or assets of  Vertis or any of its Affiliates), or (B) to alter or restrict in any way the business or commercial practices of ACG, Vertis or any of their Affiliates.

Each of Vertis, on the one hand, and ACG, on the other hand, shall, in connection with the efforts referenced in Section 7.1(a) and (b), use its commercially reasonable efforts (i) to cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) to keep the other party reasonably informed of the status of matters related to the transactions contemplated by this Agreement, including furnishing the other with any written notices or other communications received by such party from, or given by such party to, the FTC, the DOJ, or any other U.S. or foreign Governmental Entity and of any notices or other communications received or given in connection with any proceeding by a private party (except for notices or communications between Vertis, on the one hand, and their attorneys or consultants, on the other, or notices and communications between ACG, on the one hand, and ACG’s attorneys or consultants, on the other), in each case regarding any of the transactions contemplated hereby; and (iii) permit the other party to review in advance any communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any other Governmental Entity or, in connection with any proceeding by a private party, with any other Person (except for communications, meetings, or conferences between Vertis or ACG, on the one hand, an their respective attorneys or consultants, on the other), and to the extent permitted by the FTC, DOJ or such other applicable Governmental Entity or other Person, give the other party the opportunity to attend and participate in such meetings and conferences in accordance with Antitrust Law.  For purposes of this Agreement, “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Federal Trade Commission Act, as amended, and all other Federal, state and foreign, if any, Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(c)           As promptly as practicable after the date hereof, each of the parties hereto shall make, or cause to be made, all other filings and submissions under Laws applicable to it or to its affiliates as may be required for it to consummate the transactions contemplated by the Transaction Documents and use its commercially reasonable efforts (which shall not require either party to make any payment or concession to any Person in connection with obtaining such Person’s consent) to obtain, or cause to be obtained, all other consents and approvals from all Persons necessary to be obtained by it or its affiliates in order for it to consummate the transactions contemplated by the Transaction Documents.  Holdings acknowledges that, subject to and assuming the accuracy of the representations and warranties made by the Company in Sections 5.3 and 5.4, (i) certain consents and approvals with respect to the transactions contemplated by the Transaction Documents may be required from one or more Persons and that such consents and approvals have not been and may not be obtained and (ii) ACG shall not have any liability to Holdings or any of its Subsidiaries arising out of or relating to the failure to obtain any such consents and approvals or because of the termination of any contract as a result thereof, and that no such failure or termination shall result in the failure of any condition set forth in Article 8.  The parties hereto shall coordinate and cooperate with each other in exchanging and providing such information to each other and in making the filings and submissions and requests for consents and approvals referred to in this Section 7.1(c).  The parties hereto shall supply such reasonable assistance as may be reasonably requested by any other party hereto in connection with the foregoing.

(d)           In the event that any Legal Proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, (i) each of Vertis and ACG, to the extent permitted by Law, shall cooperate in all material respects with each other and use its respective commercially reasonable efforts to contest and resist all such Legal Proceedings and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is threatened or in effect and that prohibits, prevents, materially impairs, delays, or restricts consummation of the transactions contemplated by this Agreement, and (ii) each of Vertis and ACG shall use its respective commercially reasonable efforts to defend, at its own cost and expense, any action or actions, whether judicial or administrative, in connection with the transactions contemplated by this Agreement; provided, however, that no party hereto shall be required to (i) change or agree to change the proposed structure of the transactions contemplated hereby (including if such change would cause a Legal Proceeding to be vacated, lifted, reversed or overturned in a manner that preserves the intended benefits of the transactions contemplated by this Agreement) or (ii) modify any of the material terms of this Agreement.

7.2           Access to Information.

(a)           Subject to confidentiality agreements to which ACG or any of its Subsidiaries is a party or any other legal requirement to which any thereof is subject, ACG shall, and shall cause its Subsidiaries to, (i) afford to Holdings and its officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives (including prospective lenders and their respective agents and representatives) (collectively, the “Holdings Representatives”) reasonable access upon reasonable prior notice to the officers, employees, advisors, customers, suppliers, properties, offices and other facilities of ACG and its Subsidiaries and to the books and records (including audit and tax working papers prepared by its independent accountants) thereof, (ii) furnish promptly to Holdings and the Holdings Representatives such information concerning the business, properties, contracts customers and personnel of ACG and its Subsidiaries as may be reasonably requested, from time to time, by Holdings and (iii) facilitate the transition planning and integration planning efforts of Holdings and the Holdings Representatives at the properties, offices and facilities of ACG and its Subsidiaries.

(b)           The terms of the Vertis/ACG Confidentiality Agreement shall continue in full force and effect until the Effective Time, at which time such Vertis/ACG Confidentiality Agreement and the obligations of the parties under this Section 7.2(b) shall terminate.

7.3           Stockholders Meeting.  ACG shall duly take all lawful action to call, give notice of, convene and hold a meeting of , or seek written consents from, its stockholders as promptly as practicable following the date hereof (the “ACG Stockholders Meeting”) for the purpose of obtaining the ACG Stockholder Approval and shall take all lawful action to solicit such ACG Stockholder Approval by such stockholders.

7.4           [Intentionally blank].

7.5           Obligations.  Subject to the terms and conditions set forth in this Agreement, Holdings shall take all commercially reasonable action necessary to cause the Vertis Parties to perform their respective obligations hereunder, and to consummate the Merger, on the terms, and subject to the conditions, set forth herein.

7.6           Takeover Statutes.  If any Takeover Statute is or may become applicable to the transactions contemplated by this Agreement, each of ACG and Vertis and their respective Board of Directors shall, subject to applicable law, grant any approvals and take any actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement, and otherwise act to eliminate or minimize the effects of any Takeover Statute on these transactions.

7.7           Financing Arrangements.

(a)           Vertis and its Representatives shall act as lead negotiators with both Vertis’ and Graphics’ noteholders solely in connection with the transactions contemplated by this Agreement and the Financing Transactions.  Vertis will consult with ACG prior to making any presentation to any Graphics’ noteholder and will provide ACG’s advisors with an opportunity to be present at any meeting or telephone call with any Graphics’ noteholder.  To the extent reasonably requested by Vertis, ACG will cooperate with Vertis and its Representatives in communicating with and marketing the transaction to all noteholders. Vertis agrees to reasonably communicate and inform ACG regarding Vertis’ communications and marketing efforts.  Vertis will provide ACG with reasonable updates on the status of its discussions with all the noteholders at such times as ACG shall request.

(b)           ACG may (i) provide mutually agreed information in response to unsolicited inquiries from Graphics’ noteholders or senior lenders in support of the transactions contemplated by this Agreement or the Restructuring Agreement, (ii) provide information required by contracts with or for the benefit of such noteholders or senior lenders in existence on the date hereof or (iii) provide information required by Law; provided that if ACG determines that it is required to provide such information pursuant to clauses (ii) or (iii), ACG agrees to consult with Vertis as soon as it reaches such a conclusion to make such disclosure as reasonably necessary in its judgment (except to the extent inconsistent with the requirements of Law).

(c)           The Vertis Parties will use all their reasonable commercial efforts to (i) obtain the New First-Lien Facilities Commitment Letters and First-Lien Facilities Term Sheets in accordance with the Restructuring Agreement and (ii) complete the financing transactions described in Exhibit B to the Restructuring Agreement (collectively, the “Financing Transactions”), subject to the terms and conditions described therein, as promptly as possible.

Vertis shall provide ACG with copies of all drafts of the New First-Lien Facilities Commitment Letters and the First-Lien Facilities Term Sheets and provide ACG with reasonable updates on the status of the New First-Lien Facilities Commitment Letters and the First-Lien Facilities Term Sheets at such times as ACG shall request.

(d)           ACG shall, and shall cause its Subsidiaries to, and shall use its reasonable commercial efforts to cause its ACG Representatives to, provide to Vertis and Holdings all cooperation reasonably requested by Vertis that is reasonably commercially necessary in connection with the arrangement of the Financing Transactions, which cooperation shall include cooperating, in a reasonable commercial manner, with (i) Vertis’ representatives and Holdings Representatives’ preparation of bank books, materials for rating agency presentations, offering documents, private placement memoranda, registration statements, prospectuses, business projections or other appropriate disclosure documents, (ii) reasonable participation in due diligence sessions, including with providers of financing and with Vertis’ and Holdings’ financial advisers, agents and underwriters, and in “roadshow” and other meetings with investors and prospective investors and other sources of financing,  (iii) causing its independent accountants to provide reasonable assistance and cooperation to Vertis and Holdings, including participating in drafting sessions and accounting due diligence sessions, providing consent to Vertis and Holdings to use their audit reports relating to ACG  and its Subsidiaries and providing customary “comfort letters” and agreed procedures letters, (iv) the delivery of audited and unaudited historical and interim financial statements and data of ACG and its Subsidiaries of the type required by Regulation S-X, and the other accounting rules and regulations of the SEC, on or before the date such financial statements would be required to be filed with the SEC and assistance in preparing pro forma financial statements,  (v) Vertis’ representatives and Holdings Representatives’ creation and maintenance of a valid and perfected security interest upon the Closing in the properties and the other assets of ACG  and its Subsidiaries for the benefit of any lenders providing the Financing Transactions and to enable Vertis and Holdings and the lenders to exercise and enforce their rights and remedies with respect to the properties and the other assets of ACG  and its Subsidiaries, (vi) assisting in the negotiation of, and executing and delivering, definitive financing documents, including pledge and security documents, and certificates, legal opinions of Graphics’ employees, management representation letters or other documents, to the extent reasonably requested by Vertis and Holdings (including reasonable commercial efforts to obtain consents of accountants for use of their reports in materials relating to the Financing Transactions) and during reasonable business hours otherwise reasonably facilitating the pledging of collateral upon the Closing, (vii) providing reasonable access to the books and records, officers, directors, agents and Representatives of ACG and its Subsidiaries, including for Vertis’ and Holdings’ legal and financial advisers, agents and underwriters, (viii) assisting Vertis and Holdings obtaining surveys and title insurance reasonably requested by Vertis and Holdings, (ix) furnishing Vertis and Holdings with all information regarding ACG and its Subsidiaries reasonably requested by Vertis and Holdings of the type required by Regulation S-K, (x) taking all corporate actions reasonably necessary or desirable to permit or facilitate consummation of the Financing Transactions, (xi) assisting Vertis and Holdings in obtaining any consents of any third parties necessary or desirable to permit or facilitate consummation of the Financing Transactions, (xii) initiating transactions pursuant to any buy-sell, put/call, right to purchase, prepayment or similar provisions of ACG  and its Subsidiaries pursuant to any Material ACG Contract, debt agreements, loan document or any organizational document of ACG  and its Subsidiaries, as reasonably requested by Vertis, (xiii) furnishing Vertis and Holdings with all information regarding ACG and its Subsidiaries reasonably requested by Vertis and Holdings of the type required to be included in a disclosure statement under the Bankruptcy Code with respect to the ACG Plan or the Vertis Plan and (xiv) taking such other actions related to such Financing Transactions as are reasonably required by Vertis and Holdings.

(e)           Each of Holdings and Vertis, ACG and Graphics agree (i) to commence chapter 11 cases through the filing of chapter 11 petitions in the Bankruptcy Court on or prior to the Filing Date (as defined in the Restructuring Agreement) and to pursue confirmation of the ACG Plan and the Vertis Plan and (ii) to consummate the ACG Plan and the Vertis Plan on the terms and conditions contained therein to the extent the ACG Plan and the Vertis Plan are each confirmed by the Bankruptcy Court.

7.8           Certain Employee Matters.

(a)           Following the Effective Time, Holdings and its Subsidiaries will honor and maintain in accordance with their terms the severance arrangements provided under the employment and severance agreements between ACG (or its Subsidiaries) and employees of ACG (or its Subsidiaries) listed on Section 4.10(a) of the ACG Disclosure Letter, and Holdings and its Subsidiaries will maintain a severance policy for employees of Holdings (or one of its Subsidiaries) who were employees of ACG (or its Subsidiaries) immediately prior to the Effective Time (the “Affected Employees”), and the benefits under such severance policy shall be no less favorable to Affected Employees than the severance policies in effect for similarly situated employees of Vertis and its Subsidiaries, as in effect from time to time.

(b)           Holdings agrees that each Affected Employee shall receive credit for his or her service with ACG and its Subsidiaries (and their respective predecessors) before the Effective Time under the employee benefit plans and policies of Vertis and its Subsidiaries for purposes of eligibility and vesting thereunder.  The preceding sentence does not obligate Holdings or its Subsidiaries to provide any particular type or level of employee benefits, or coverage under any particular employee benefit plan, to any Affected Employee.

(c)           ACG acknowledges that Holdings intends to establish an Equity Incentive Plan (the “New Equity Plan”) providing for the issuance of equity awards to officers and key employees of Holdings, ACG and their respective affiliates after the Effective Time.   Awards under the New Equity Plan shall represent an aggregate of 10% of Holdings Common Stock on a fully diluted basis (with anti-dilution protection for the issuance of shares of Holdings Common Stock, if any, upon exercise of the New Warrants (as defined in the Restructuring Agreement), and shall be subject to the terms and conditions of the New Equity Plan and the applicable grant agreement.

(d)           ACG acknowledges that Holdings intends to establish a Cash Bonus Plan (the “New Bonus Plan”) providing for the issuance of cash bonuses to officers and key employees of Holdings, ACG and their respective affiliates, which bonuses will be conditioned on the Effective Time and will be paid upon the Effective Time and subject to the reasonable approval and consultation specified in the Restructuring Agreement.  Awards under the New Bonus Plan shall represent an aggregate of no more than $3,000,000.

7.9           Employment Agreements; Other Employee Matters.

(a)           Effective as of the Effective Time, the Surviving Entity shall assume and agree to perform Graphics’ obligations under the ACG Employment Agreements, as amended, in the same manner and to the same extent that Graphics would be required to perform such obligations if the Merger had not taken place.

(b)           All amounts provided to be paid pursuant to the Amended and Restated American Color Graphics, Inc. Supplemental Executive Retirement Plan, as amended to the date hereof shall be paid at the times provided for in the Plan.

(c)           All cash amounts that would be payable to Stephen M. Dyott, Kathleen A. DeKam and Patrick W. Kellick under the ACG Employment Agreements shall be paid in full at the times provided for in such Agreements.

(d)           If any payment or benefit under any ACG agreement or arrangement could constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code), Graphics shall use reasonable efforts to seek shareholder approval of such payments or benefits that have been conditioned on the receipt of shareholder approval, using the procedures set forth in Section 280G(b)(5)(B) of the Code.  Graphics agrees to provide Holdings with the form of waiver of any payment or benefit in respect of such agreement or arrangement and the disclosure relating to such shareholder approval, to the extent reasonably requested by Holdings.

(e)           Effective as of the Effective Time, Vertis shall assume and agree to perform its obligations under the Vertis Employment Agreements, as amended as of the Effective Time, in the same manner and to the same extent that Vertis would be required to perform such obligations if the Merger had not taken place.

(f)            All cash amounts that would be payable to Michael T. DuBose, John V. Howard, Jr. and Barry C. Kohn under the Vertis Employment Agreements, as amended as of the Effective Time, shall be paid in full at the times provided for in such Agreements.

(g)           If any payment or benefit under any Vertis agreement or arrangement could constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code), Holdings shall use reasonable efforts to seek shareholder approval of such payments or benefits that have been conditioned on the receipt of shareholder approval, using the procedures set forth in Section 280G(b)(5)(B) of the Code.  Holdings agrees to provide ACG with the form of waiver of any payment or benefit in respect of such agreement or arrangement and the disclosure relating to such shareholder approval, to the extent reasonably requested by ACG.

7.10         Indemnification; Directors’ and Officers’ Insurance.

(a)           From and after the Effective Time, the Surviving Entity shall indemnify, defend and hold harmless the current and former officers, directors, employees and agents of ACG and its Subsidiaries (the “Indemnified Parties”) against all losses, claims, damages, expenses or liabilities arising out of or related to actions or omissions or alleged actions or omissions occurring at or prior to the Effective Time:

(i)          to the full extent permitted by the DLLCA; or

(ii)         if the protections afforded thereby to an Indemnified Party are greater, to the same extent and on the same terms and conditions (including with respect to advancement of expenses) provided for in ACG’s or its Subsidiary’s certificate of incorporation and bylaws and agreements in effect at the date hereof (to the extent consistent with applicable Law), which provisions will survive the Merger and continue in full force and effect after the Effective Time.

Without limiting the foregoing:

(i)          The Surviving Entity shall periodically advance expenses (including attorney’s fees) as incurred by an Indemnified Party with respect to the foregoing to the full extent permitted under applicable Law; and

(ii)         any determination required to be made with respect to whether an Indemnified Party shall be entitled to indemnification or advancement of expenses shall, if requested by such Indemnified Party, be made by independent legal counsel selected by the Surviving Entity and reasonably satisfactory to such Indemnified Party.

(b)        ACG agrees that, from and after the Effective Time, the Surviving Entity, shall cause to be maintained in effect for not less than six years from the Effective Time the current policies of the directors’ and officers’ liability insurance maintained by ACG subject to the following:

(i)       the Surviving Entity may substitute therefor other policies of at least the same coverage amounts and which are underwritten by insurers of at least equal claims paying ratings and which contain terms and conditions not less advantageous to the beneficiaries of the current policies; provided, that such substitution shall not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time; and

(ii)      the Surviving Entity shall not be required to pay an annual premium in excess of 250% of the last annual premium paid by ACG prior to the date hereof and if the Surviving Entity is unable to obtain the insurance required by this Section 7.10(b) it shall obtain as much comparable insurance as possible for an annual premium equal to such maximum amount; and

(iii)     The Surviving Entity shall be entitled to purchase and maintain tail insurance coverage for such six year period, which insurance coverage shall comply with the coverage amount requirement, and the other requirements, of Section 7.10(b)(i), and the purchase and maintenance of such tail insurance coverage by the Surviving Entity, as the case may be, shall be deemed to fulfill the Surviving Entity’s obligations under this Section 7.10(b).

(c)           This Section 7.10 shall survive the consummation of the Merger at the Effective Time, is intended to benefit ACG, the Surviving Entity and the Indemnified Parties, shall be binding on all successors and assigns of Victory Merger Sub and the Surviving Entity, and shall be enforceable by the Indemnified Parties.

7.11         Waiver of Conflicts Regarding Representation.  Recognizing that MWE has acted as legal counsel to ACG, and may be deemed to have acted as legal counsel to Metalmark and the Morgan Stanley Funds and Mr. Dyott, Ms. DeKam and Mr. Kellick prior to the Effective Time, and that MWE intends to act as legal counsel to Metalmark and the Morgan Stanley Funds and Mr. Dyott, Ms. DeKam and Mr. Kellick after the Effective Time, ACG hereby waives, on its own behalf and agrees to cause its Subsidiaries to waive, any conflicts that may arise in connection with MWE representing Metalmark and the Morgan Stanley Funds and Mr. Dyott, Ms. DeKam and Mr. Kellick after the Effective Time.  Each of the Vertis Parties consents to such waiver.  This Section 7.11 shall survive the consummation of the ACG Merger at the Effective Time, is intended to benefit MWE, Metalmark and the Morgan Stanley Funds and Mr. Dyott, Ms. DeKam and Mr. Kellick, shall be binding on all successors and assigns of ACG, Victory Merger Sub, the ACG Surviving Entity and their respective affiliates, and shall be enforceable by MWE, Metalmark and the Morgan Stanley Funds and Mr. Dyott, Ms. DeKam and Mr. Kellick.

7.12         No Representations or Warranties by Certain Persons.

(a)           Each Vertis Party acknowledges and agrees that none of the Acquired Companies’ current or former officers, directors, employees, shareholders, partners, members, affiliates, agents, independent contractors or other representatives or any of the Acquired Companies (other than ACG) (or any current or former officer, director, employee, shareholder, partner, member, affiliate (other than ACG), agent, independent contractor or other representative of any thereof) has made, or is making, any representations or warranties or covenants with respect to any of the Acquired Companies, their respective assets, liabilities, operations, employees and equityholders, the Transaction Documents or any of the transactions contemplated thereby, or any information distributed to any Vertis Party by or on behalf of the Acquired Companies or any such Person, including any information, documents, projections, forecasts, plans and information made available to any Vertis Party in any “data rooms”, confidential information memoranda or management presentation in connection with the transactions contemplated by the Transaction Documents, and any purported representations, warranties or covenants by any thereof are hereby expressly disclaimed and have not been relied upon by any Vertis Party in connection therewith.  Each Vertis Party acknowledges and agrees that it will not, and, after the Effective Time, will not permit any of the Acquired Companies to, assert any claim against any of the Acquired Companies’ current or former officers, directors, employees, shareholders, partners, members, affiliates, agents, independent contractors or other representatives or any of the Acquired Companies (other than ACG) (or any current or former officer, director, employee, shareholder, partner, member, affiliate (other than ACG), agent, independent contractor or other representative of any thereof), or hold any of such Persons liable, for any inaccuracies, misstatements or omissions with respect to information or data furnished by the Acquired Companies or such Persons concerning any of the Acquired Companies, their respective assets, liabilities, operations, employees or equityholders, the Transaction Documents or any of the transactions contemplated thereby, or any information, documents, projections, forecasts, plans and information made available to any Vertis Party in any “data rooms”, confidential information memoranda or management presentation in connection with the transactions contemplated by the Transaction Documents.

Each Vertis Party acknowledges and agrees that, except as expressly set forth in Article 4 and the certificate delivered pursuant to Section 8.2(a), ACG has not made, and is not making, any representations or warranties with respect to any of the Acquired Companies, their respective assets, liabilities, operations, employees and equityholders, the Transaction Documents or any of the transactions contemplated thereby, or any information distributed to any Vertis Party by or on behalf of the Acquired Companies or any such Person, including any information, documents, projections, forecasts, plans and information made available to any Vertis Party in any “data rooms”, confidential information memoranda or management presentation in connection with the transactions contemplated by the Transaction Documents, and any purported representations or warranties by ACG are hereby expressly disclaimed and have not been relied upon by any Vertis Party in connection therewith.

In connection with the Vertis Parties’ investigation of the Acquired Companies, the Vertis Parties have received certain projections, forecasts, forward-looking statements, business plan information, and information concerning synergies with respect to ACG and the combined companies.  Each Vertis Party acknowledges that there are uncertainties inherent in attempting to make or estimating such projections, forecasts, forward-looking statements, plans and other information, that the Vertis Parties are familiar with such uncertainties and that the Vertis Parties are taking full responsibility for making their own evaluation of the adequacy and accuracy of all such projections, forecasts, forward-looking statements, plans and information so furnished to it (including the reasonableness of the assumptions underlying such projections, forecasts, forward-looking statements, plans and information).  Accordingly, none of the Acquired Companies or their current or former officers, directors, employees, shareholders, partners, members, affiliates, agents, independent contractors or other representatives (or any current or former officer, director, employee, shareholder, partner, member, affiliate, agent, independent contractor or other representative of any thereof) makes any representation or warranty of any kind with respect to such projections, forecasts, forward-looking statements, plans and information, and each Vertis Party acknowledges and agrees that it is not relying on any purported representation or warranty with respect to any thereof in connection with the Transaction Documents and the transactions contemplated thereby.

(b)           ACG acknowledges and agrees that none of the Vertis Parties’ current or former officers, directors, employees, shareholders, partners, members, affiliates (other than Vertis), agents, independent contractors or other representatives or any Vertis Party (or any current or former officer, director, employee, shareholder, partner, member, affiliate (other than Vertis), agent, independent contractor or other representative of any thereof) has made, or is making, any representations or warranties or covenants with respect to any Vertis Party, their respective assets, liabilities, operations, employees and equityholders, the Transaction Documents or any of the transactions contemplated thereby, or any information distributed to ACG by or on behalf of any Vertis Party or any such Person, including any information, documents, projections, forecasts, plans and information made available to ACG in any “data rooms”, confidential information memoranda or management presentation in connection with the transactions contemplated by the Transaction Documents, and any purported representations, warranties or covenants by any thereof are hereby expressly disclaimed and have not been relied upon by ACG in connection therewith.  ACG acknowledges and agrees that it will not assert any claim against any Vertis Party’s current or former officers, directors, employees, shareholders, partners, members, affiliates (other than Vertis), agents, independent contractors or other representatives or any Vertis Party (or any current or former officer, director, employee, shareholder, partner, member, affiliate (other than Vertis), agent, independent contractor or other representative of any thereof), or hold any of such Persons liable, for any inaccuracies, misstatements or omissions with respect to information or data furnished by any Vertis Party or such Persons concerning any Vertis Party, their respective assets, liabilities, operations, employees or equityholders, the Transaction Documents or any of the transactions contemplated thereby, or any information, documents, projections, forecasts, plans and information made available to ACG in any “data rooms”, confidential information memoranda or management presentation in connection with the transactions contemplated by the Transaction Documents.

ACG acknowledges and agrees that, except as expressly set forth in Article 5 and the certificate delivered pursuant to Section 8.3(a), the Vertis Parties have not made, and are not making, any representations or warranties with respect to any of the Vertis Parties, their respective assets, liabilities, operations, employees and equityholders, the Transaction Documents or any of the transactions contemplated thereby, or any information distributed to ACG by or on behalf of any Vertis Party or any such Person, including any information, documents, projections, forecasts, plans and information made available to ACG in any “data rooms”, confidential information memoranda or management presentation in connection with the transactions contemplated by the Transaction Documents, and any purported representations or warranties by any Vertis Party are hereby expressly disclaimed and have not been relied upon by ACG in connection therewith.

In connection with ACG’s investigation of the Vertis Parties, ACG has received certain projections, forecasts, forward-looking statements, business plan information, and information concerning synergies with respect to the Vertis Parties and the combined companies.  ACG acknowledges that there are uncertainties inherent in attempting to make or estimating such projections, forecasts, forward-looking statements, plans and other information, that ACG is familiar with such uncertainties and that ACG is taking full responsibility for making its own evaluation of the adequacy and accuracy of all such projections, forecasts, forward-looking statements, plans and information so furnished to it (including the reasonableness of the assumptions underlying such projections, forecasts, forward-looking statements, plans and information).  Accordingly, none of the Vertis Parties or their current or former officers, directors, employees, shareholders, partners, members, Affiliates, agents, independent contractors or other representatives (or any current or former officer, director, employee, shareholder, partner, member, affiliate, agent, independent contractor or other representative of any thereof) makes any representation or warranty of any kind with respect to such projections, forecasts, forward-looking statements, plans and information, and ACG acknowledges and agrees that it is not relying on any purported representation or warranty with respect to any thereof in connection with the Transaction Documents and the transactions contemplated thereby.

7.13         Advice of Changes.  Vertis and ACG shall promptly advise the other party of any change or event which, individually or in the aggregate with other such changes or events, would reasonably be expected to constitute a Material Adverse Effect as of the Closing; provided that neither party shall be entitled to recover from the other party any costs or expenses resulting from such party’s failure to comply with the terms of this Section 7.13.

7.14         Tax Treatment.  None of the parties to this Agreement shall take or agree to take any action (including, but not limited to, causing ACG to enter into a merger, conversion, liquidation, combination or similar transaction that would lead to the cessation of existence of ACG for federal income tax purposes, and including any act of omission) that is reasonably likely to cause the Merger to qualify as a “reorganization” described in Section 368(a) of the Code and/or as an exchange governed by Section 351 of the Code or otherwise to prevent the Merger from being treated for federal and other applicable income tax purposes as a taxable disposition by the ACG shareholders to Vertis of the stock of ACG, and each of the parties hereto shall report the Tax effects of the Merger for all applicable Tax purposes in a manner consistent with Section 1.11.

8.             CLOSING CONDITIONS

8.1           Conditions to Each Party’s Obligations to Effect the Merger.  The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)           No Injunctions or Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction or other Law (whether temporary, preliminary or permanent) issued, enacted, entered, enforced or deemed applicable to the Merger or other legal restraint or prohibition shall be in effect in any jurisdiction that prevents or makes illegal the consummation of the Merger on substantially the same terms and conferring on the parties hereto substantially all the rights and benefits as contemplated herein, nor shall any proceeding brought by any Governmental Entity seeking any of the foregoing be pending.

(b)           Financing Transactions.  The Financing Transactions shall have been completed (other than the execution and delivery of documents which by their terms are to be completed at or immediately following the Closing) on terms and conditions substantially similar to the terms and conditions set forth on Exhibit B to the Restructuring Agreement.

(c)           Bankruptcy Court Approval.  Each of the Vertis Plan and the ACG Plan shall have been confirmed by the Bankruptcy Court as contemplated by the Restructuring Agreement, and the Vertis Plan and the ACG Plan shall become effective simultaneously with the consummation of the Merger.

8.2           Conditions to Obligations of the Vertis Parties.  The obligations of the Vertis Parties to effect the Merger are also subject to the satisfaction, or waiver by Vertis, at or prior to the Effective Time of the following conditions:

(a)           Representations and Warranties.  Each of the representations and warranties of ACG contained in this Agreement (disregarding any qualification by ACG Material

Adverse Effect or materiality qualifiers contained therein) shall be true and correct in all material respects, in each case as of the Effective Time, as though made on and as of the Effective Time, except that those representations and warranties (disregarding any qualification by ACG Material Adverse Effect or materiality qualifiers contained therein) that address matters only as of a particular date shall remain true and correct as of such date in all material respects, except (in the case of representations other than those contained in Sections 4.2, 4.3(a), 4.5 (except the first sentence thereof to the extent relating to any forms, reports, statements, certifications and documents other than annual reports on Form 10-K and quarterly reports on Form 10-Q), 4.6, 4.14 and 4.19) where the failure of any and all such representations or warranties to be so true and correct, individually or in the aggregate, has not had or would not reasonably be expected to have an ACG Material Adverse Effect.  There shall have been delivered to Vertis a certificate to such effect, dated the Closing Date and signed on behalf of ACG by a duly authorized officer of ACG.  For purposes of this Section 8.2, the definition of a “ACG Material Adverse Effect” shall be interpreted in a manner consistent with the laws of the State of Delaware, including, without limitation, the principles enunciated in Frontier Oil Corp. v. Holly Corp., Civ. A. No. 20502, 2005 WL 1039027 (Del. Ch. Apr. 29, 2005).

(b)           Performance of Obligations of ACG.  ACG shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Closing Date.  Vertis shall have received a certificate signed on behalf of ACG by a duly authorized officer of ACG to such effect.

(c)           Material Adverse Effect.  Since the date of this Agreement, there shall not have been any ACG Material Adverse Effect.  Vertis shall have received a certificate signed on behalf of ACG by a duly authorized officer of ACG to such effect.

(d)           Metalmark Certificate.  Metalmark Subadvisor LLC, a Delaware limited liability company, shall have delivered to Holdings the certificate attached hereto as Exhibit 8.2(d) signed on its behalf by a duly authorized officer thereof.

8.3           Conditions to Obligations of ACG.  The obligation of ACG to effect the Merger is also subject to the satisfaction, or waiver by ACG, at or prior to the Effective Time of the following conditions:

(a)         Representations and Warranties.  Each of the representations and warranties of Vertis contained in this Agreement (disregarding any qualification by Vertis Material Adverse Effect or materiality qualifiers contained therein) shall be true and correct in all material respects, in each case as of the Effective Time, as though made on and as of the Effective Time, except that those representations and warranties (disregarding any qualification by Vertis Material Adverse Effect or materiality qualifiers contained therein) that address matters only as of a particular date shall remain true and correct as of such date in all material respects, except (in the case of representations other than those contained in Sections 5.2, 5.3(a), 5.5, 5.6 and 5.10) where the failure of any and all such representations or warranties to be so true and correct, individually or in the aggregate, has not had or would not reasonably be expected to have an Vertis Material Adverse Effect.  There shall have been delivered to ACG a certificate to such effect, dated the Closing Date and signed on behalf of Vertis by a duly authorized officer of

Vertis.  For purposes of this Section 8.3, the definition of a “Vertis Material Adverse Effect” shall be interpreted in a manner consistent with the laws of the State of Delaware, including, without limitation, the principles enunciated in Frontier Oil Corp. v. Holly Corp., Civ. A. No. 20502, 2005 WL 1039027 (Del. Ch. Apr. 29, 2005).

(b)        Performance of Obligations of Vertis Parties.  Each of the Vertis Parties shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Closing Date.  ACG shall have received a certificate signed on behalf of each of the Vertis Parties by a duly authorized officer of each thereof to such effect.

9.             TERMINATION AND AMENDMENT

9.1           Termination.  Subject to Section 1 of the Restructuring Agreement, this Agreement may be terminated at any time prior to the Effective Time:

(a)           by mutual written consent of ACG and Vertis;

(b)           by ACG or Vertis, if Vertis does not obtain the New First-Lien Facilities Commitment Letters and First-Lien Facilities Term Sheets at the time provided for in the Restructuring Agreement, or if, once obtained, the New First-Lien Facilities Commitment Letters or the First-Lien Facilities Term Sheets shall have expired, or been withdrawn or rescinded, or shall otherwise fail to be in full force and effect;

(c)           by ACG, if the Merger shall not have been consummated within 150 days after the Filing Date, or such later date agreed to in writing by Vertis and ACG; provided, however, that the right to terminate this Agreement shall not be available to ACG if its willful failure to fulfill any obligations hereunder has been the cause of, or resulted in, the failure of the Merger to be consummated on or before such date;

(d)           by Vertis, if the Merger shall not have been consummated within 150 days after the Filing Date, or such later date agreed to in writing by Vertis and ACG; provided, however, that the right to terminate this Agreement shall not be available to Vertis if its willful failure to fulfill any obligations hereunder has been the cause of, or resulted in, the failure of the Merger to be consummated on or before such date;

(e)           by Vertis, if there has been a material breach of any representation, warranty or covenant on the part of ACG set forth in this Agreement or the Restructuring Agreement (other than any such breach of any thereof existing on the date hereof of which Vertis had actual knowledge on the date hereof) and as a result of such breach the conditions set forth in Section 8.2(a) or Section 8.2(b), as the case may be, of the Agreement would not be satisfied by the dates specified in Sections 9.1(c) and (d); provided, however, that, if such breach is curable by ACG within 20 business days of written notice of breach by ACG through the exercise of ACG’s commercially reasonable efforts, then for so long as ACG continues to exercise such commercially reasonable efforts, Vertis may not terminate this Agreement under this Section 9.1(e) unless the breach is not cured within such 20 business-day period;

(f)            by ACG, if there has been a material breach of any representation, warranty or covenant on the part of any Vertis Party set forth in this Agreement or the Restructuring Agreement (other than any such breach of any thereof existing on the date hereof of which ACG had actual knowledge of the date hereof) and as a result of such breach the conditions set forth in Section 8.3(a) or Section 8.3(b), as the case may be, of the Agreement would not be satisfied by the dates specified in Sections 9.1(c) and (d); provided, however, that, if such breach is curable by the Vertis Parties within 20 business days of written notice of breach by ACG through the exercise of the Vertis Parties’ commercially reasonable efforts, then for so long as the Vertis Parties continue to exercise such commercially reasonable efforts, ACG may not terminate this Agreement under this Section 9.1(f) unless the breach is not cured within such 20 business-day period; or

(g)           by either Vertis or ACG, if (i) any U.S. federal or state or foreign court of competent jurisdiction or any other Governmental Entity shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated hereby, and such order, decree, ruling or other action shall have been final and nonappealable, except if the party seeking to terminate this Agreement pursuant to this Section 9.1(g) has not complied with its obligations under Section 7.1, or (ii) the Restructuring Agreement shall have been terminated in accordance with its terms.

This Agreement will, automatically and without further action or notice, be terminated upon the termination of the Restructuring Agreement in accordance with its terms, notwithstanding anything to the contrary herein.

9.2          Effect of Termination.  In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void, there shall be no liability on the part of any Vertis Party or ACG or any of their respective current or former officers, directors, employees, shareholders, partners, members, affiliates, agents, independent contractors or other representatives (or any current or former officer, director, employee, shareholder, partner, member, agent, independent contractor or other representative of any thereof) to the other and all rights and obligations of any party hereto shall cease, except as set forth in Section 7.2(b) and Article 10 and except that nothing herein shall relieve any party for any breach of this Agreement prior to the termination of this Agreement.

9.3          Amendment.  Subject to Section 1 of the Restructuring Agreement and compliance with applicable Law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.4          Extension; Waiver.  Subject to Section 1 of the Restructuring Agreement, at any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

10.          GENERAL PROVISIONS

10.1        Nonsurvival of Representations, Warranties and Covenants.  None of the representations, warranties or covenants in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants contained herein and therein that by their terms apply in whole or in part after the Effective Time.  After the Effective Time, no claim may be asserted nor may any action be commenced against any party hereto (or any other Person) for breach of any such nonsurviving representation, warranty or covenant.

10.2        Expenses.  Each of the parties hereto shall bear its own out of pocket costs and expenses (including, without limitation, fees and disbursements of its financial advisor, legal counsel and accountants) incurred by it in connection with the preparation, negotiation, execution, delivery and performance of each Transaction Document and the consummation of the transactions contemplated thereby.

10.3        Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, e-mailed (with confirmation) or delivered by an overnight courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)           if to Vertis, to:

4775 Walnut Street

Suite D1

Boulder, Colorado  80301

Attention:  Chief Legal Officer

E-mail address:  jhoward@vertisinc.com

with a copy to:

DLA Piper US LLP

6225 Smith Avenue

Baltimore, Maryland  21209

Attention:  R.W. Smith, Jr.

E-mail address:  jay.smith@dlapiper.com

Akin Gump Strauss Hauer & Feld LLP

590 Madison Avenue

New York, New York  10022

Attention:  Ira Dizengoff, Esq. and David Simonds, Esq.

E-mail address:  idizengoff@akingump.com and dsimonds@akingump.com

Stroock & Stroock & Lavan LLP

180 Maiden Lane

New York, New York  10038

Attention:  Kristopher M. Hansen, Esq. and Kenneth Pasquale, Esq.

E-mail address:  khansen@stroock.com and kpasquale@stroock.com

Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, NY 10005
Attention:  Abhilash M. Raval and Debra Alligood White, Esq.
E-mail address: araval@milbank.com and dwhite@milbank.com

(b)           if to ACG, to:

100 Winners Circle

Brentwood, Tennessee  37027

Attention:  Chief Executive Officer

E-mail address:  steve.dyott@acgholdings.com

10.4        Interpretation; Mutual Drafting.  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations among the parties.

10.5        Counterparts.  This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

10.6        Entire Agreement.  The Transaction Documents constitute the entire agreement of the parties thereto and contain all the representations, warranties, covenants and conditions agreed upon or made by the parties thereto in respect of any of the Acquired Companies, their respective assets, liabilities, operations, employees or equityholders, the Transaction Documents or any of the transactions contemplated or any information or data made available to any of the Vertis Parties or any of their respective representatives in any data room, virtual data room, management presentation or projections, forecasts, projections, business plans or estimates of synergies, or in any other form in expectation of, or in connection with, the transactions contemplated by the Transaction Documents, and supersede all prior agreements, undertakings, negotiations and communications, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, and any other purported representations, warranties or covenants are hereby expressly disclaimed and have not been relied upon by the parties hereto in connection therewith.  In furtherance thereof, the parties hereto specifically acknowledge the limitations set forth in Section 7.12.

10.7        Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a)           This Agreement and the transactions contemplated hereby, and all disputes between the parties under or related to this Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within the State of Delaware.

(b)           In any action or proceeding between any of the parties arising out of or relating to this Agreement or the agreements delivered in connection herewith or any of the transactions contemplated by this Agreement or by such related agreements, each of the parties hereto: (i) irrevocably and unconditionally consents and submits, for itself and its property, to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware (or, in case of any claim as to which the federal courts have exclusive subject matter jurisdiction, the Federal court of the United States of America, sitting in Delaware); (ii) agrees that all claims in respect of such action or proceeding must be commenced, and may be heard and determined, exclusively in the Court of Chancery of the State of Delaware (or, if applicable, such Federal court); (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in the Court of Chancery of the State of Delaware (and, if applicable, such Federal court); and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Court of Chancery of the State of Delaware (or, if applicable, such Federal court); provided that, if Holdings, Vertis, ACG or Graphics files a chapter 11 petition pursuant to the terms of the Restructuring Agreement, references in this Section to the Court of Chancery of the State of Delaware shall be deemed to be references to the Bankruptcy Court.  Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.  Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 10.3.  Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by law.

(c)           EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (1) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (2) IT UNDERSTANDS AND HAS CONSIDERED THE

IMPLICATIONS OF SUCH WAIVERS, (3) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (4) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.7(c).

(d)           The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached.  It is accordingly agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

10.8        Severability.  Any term or provision of this Agreement that is determined by a court of competent jurisdiction to be invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction, and if any provision of this Agreement is determined to be so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable, in all cases so long as neither the economic nor legal substance of the transactions contemplated hereby is affected in any manner materially adverse to any party or its stockholders.  Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

10.9        Publicity.  Vertis and ACG shall consult with each other before issuing any press release with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances) issue such press release or make such public statement as may upon the advice of outside counsel be required by applicable Law.  Without limiting the reach of the preceding sentence, Vertis and ACG shall reasonably cooperate to develop all public announcement materials and make appropriate management reasonably available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other party.  In addition, ACG and its Subsidiaries shall (a) reasonably consult with Vertis regarding communications with customers, stockholders, prospective investors and employees related to the transactions contemplated hereby and (b) reasonably allow and facilitate Vertis’s contact with stockholders of ACG, employees and other prospective investors.

10.10      Assignment; Third Party Beneficiaries.  Neither this Agreement nor any of the rights, interests or obligations of any party hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.  Except as otherwise provided in Section 7.8, 7.9, 7.10, 7.11, 7.12, 9.1, 9.2, 9.3, 9.4, 10.6 and 10.12, nothing in this Agreement is intended to confer upon any person other than the parties hereto any rights, benefits or remedies of any nature whatsoever under or by reason of this

Agreement.  The Consenting Noteholders (as defined in the Restructuring Agreement) shall be third party beneficiaries of Sections 9.1, 9.2, 9.3 and 9.4 of this Agreement.

10.11      Failure or Indulgence Not Waiver; Remedies Cumulative.  No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right.  All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

10.12      Restructuring Agreement.  Each of the Vertis Parties and the Acquired Companies acknowledge and agree to comply with Section 1 of the Restructuring Agreement, to the extent set forth therein.  Any attempted termination, amendment or waiver pursuant to Sections 9.1, 9.2, 9.3 or 9.4 of this Agreement not effected in accordance with Section 1 of the Restructuring Agreement is void.

11.          DEFINITIONS

11.1        Definitions.  For purposes of this Agreement:

“as of the date hereof” means as of May 22, 2008.

“Acquired Companies” means ACG, Graphics, American Color Graphics Finance, LLC, a Delaware limited liability company, and their respective Subsidiaries.

“ACG Employment Agreements” means the Employment Agreements dated as of April 19, 2007, between Graphics and each of Stephen M. Dyott, Kathleen A. DeKam and Patrick W. Kellick, as amended as of August 24, 2007 in the case of Ms. DeKam and Mr. Kellick, and as amended as of October 3, 2007, and May 22, 2008, in the case of Mr. Dyott, Ms. DeKam and Mr. Kellick.

“ACG’s knowledge” means the actual knowledge of Stephen M. Dyott, Kathleen A. DeKam, Patrick W. Kellick and Steven C. Compton.

“ACG Material Adverse Effect” means any event, change or effect that has had, or would reasonably be expected to have, a substantial, material and adverse effect on the business, results of operations, financial condition, assets or liabilities of the Acquired Companies, taken as a whole, in light of existing circumstances with respect to the Acquired Companies;  provided, however, that “ACG Material Adverse Effect” shall not include any event or effect on, or change to, such business, results of operations, financial condition, assets or liabilities, to the extent arising out of, resulting from or attributable to (a) conditions or effects that generally affect the industries and markets in which the Acquired Companies operate, (b) general economic conditions affecting the United States or Canada (except in each of clauses (a) and (b) above, if the Acquired Companies, taken as a whole, are materially and disproportionately affected thereby), (c) effects resulting from changes generally affecting capital market conditions in the United States or Canada (including in each of clauses (a), (b) and (c) above, any effects or conditions resulting from an outbreak or escalation of hostilities, acts of terrorism, political instability or other national or international calamity, crisis or emergency, or any governmental or other response to any of the foregoing, in each case whether or not involving the United States), (d) effects arising from changes in Laws or GAAP, (e) effects to the extent resulting from or relating to the transactions contemplated by the Transaction Documents or the announcement or pendency thereof (including, without limitation, any (x) actions by clients or competitors, (y) loss of personnel or clients, or (z) the delay or cancellation of orders for services and products, in each case, in and of themselves), or to the extent resulting from or relating to any informational or due diligence requests or investigations with respect to environmental matters made after the date hereof, (f) effects resulting from compliance with the terms and conditions of the Transaction Documents by the Acquired Companies or consented to in writing by Holdings, (g) any breach of the Transaction Documents by any Vertis Party, (h) any failure, or prospective failure, by the Acquired Companies to meet any financial or business projections or forecasts or future synergies in and of themselves or (i) the filing of a chapter 11 petition by ACG or Graphics to the extent required by the Restructuring Agreement.  The Vertis Parties acknowledge and agree that an ACG Material Adverse Effect shall be measured only against past performance of the Acquired Companies, taken as a whole, and not against any forward-looking statements, financial or business projections or forecasts or future synergies of or related to the Acquired Companies, regardless of whether such statements, projections, forecasts or synergies apply to periods before or after the Closing.

“ACG 10% Notes” means the 10% Senior Second Secured Notes Due 2010 of Graphics and the promissory notes due March 15, 2008, dated November 14, 2007, of Graphics, as amended.

“Code” means the Internal Revenue Code of 1986, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“GAAP” means U.S. generally accepted accounting principles.

“Graphics” means American Color Graphics, Inc. a New York corporation.

“Holdings Options” means options to acquire shares of Holdings Common Stock pursuant to awards granted under the Holdings Stock Plan.

“Holdings Stock Plan” means the Holding’s 1999 Equity Incentive Plan.

“Intellectual Property” means all intangible property rights, including but not limited to (i) inventions, designs, algorithms and other industrial property, and all enhancements and improvements thereto, whether patentable or unpatentable, and whether or not reduced to practice, and all patents therefor or in connection therewith (including all U.S. and foreign patents, patent applications, patent disclosures, mask works, and all divisions, continuations, continuations-in-part, reissues, re-examinations and extensions thereof); (ii)  trademarks, trade names and service marks, trade dress, logos, Internet domain names, and other commercial product or service designations, and all goodwill and similar value associated with any of the foregoing, and all applications, registrations, and renewals in connection therewith; copyrights (whether or not registered), moral rights, and all registrations and applications for registration thereof, as well as rights to renew copyrights; (iv) trade secrets (as such are determined under applicable law), know-how and other confidential business information, including technical information, marketing plans, research, designs, plans, methods, techniques, and processes, any and all technology, supplier lists, computer software programs or applications, in both Source Code and object code form, technical documentation of such software programs, statistical models, supplier lists, e-mail lists, inventions, sui generis database rights, databases, and data, whether in tangible or intangible form and whether or not stored, compiled or memorialized physically, electronically, graphically, photographically or in writing; (v) any and all other rights to existing and future registrations and applications for any of the foregoing and all other proprietary rights in, or relating to, any of the foregoing, including remedies against and rights to sue for past infringements, and rights to damages and profits due or accrued in or relating to any of the foregoing; and (vi) any and all other tangible or intangible proprietary property, information and materials.

“Law” means any U.S. Federal, state or local or foreign law, statute, ordinance, rule, regulation, permit, order, writ, judgment, injunction or decree.

“Legal Proceeding” means any judicial or administrative action or proceeding.

“MWE” means McDermott Will & Emery LLP.

“Metalmark” means Metalmark Capital LLC, a Delaware limited liability company, and its affiliates.

“Morgan Stanley Funds” means investment funds organized by Morgan Stanley, a Delaware corporation, that are stockholders of ACG.

“New First-Lien Facilities Commitment Letters” and “First-Lien Facilities Term Sheets” have the meanings assigned thereto in the Restructuring Agreement.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, association, trust, unincorporated organization, or other entity or any government or Governmental Entity.

“Restructuring Agreement” means that certain Restructuring and Lock-Up Agreement dated as of the date hereof among Holdings, Vertis, ACG, Graphics and the other parties thereto.

 “Subsidiary” means, with respect to any Person, any other Person of which such Person is a general partner or owns a majority of the stock or other equity interests in such entity the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such entity.

“Taxes” means any taxes of any kind, including those on or measured by or referred to as income, gross receipts, capital, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, value added, property or windfall profits taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Entity.

“Tax Return” means any return, report or statement required to be filed with any Governmental Entity with respect to Taxes, including any schedule or attachment thereto or amendment thereof.

“Transaction Documents” means this Agreement, together with the Exhibits and Schedules thereto and the Restructuring Agreement.

“Treasury Regulations” means the rules and regulations in effect from time to time under the Code.

“2007 Vertis Balance Sheet” means the audited consolidated balance sheet of Vertis at December 31, 2007.

“2007 ACG Balance Sheet” means the audited consolidated balance sheet of ACG at March 31, 2007.

“Vertis/ACG Confidentiality Agreement” means the Mutual Evaluation Information Nondisclosure Agreement dated February 12, 2007 between ACG and Vertis, as amended on November 20, 2007.

“Vertis Employment Agreements” means the Employment Agreement of Michael T. DuBose dated as of November 28, 2006, as amended on November 18, 2007, January 31, 2008, Barry C. Kohn dated as of December 18, 2007, and John V. Howard, Jr., dated as of August 31, 2003, as amended on September 13, 2007, and as amended as of May 9, 2008 in the case of Messrs. DuBose, Kohn and Howard.

“Vertis Material Adverse Effect” means any event, change or effect that has had, or would reasonably be expected to have, a substantial, material and adverse effect on the business, results of operations, financial condition, assets or liabilities of Holdings and its Subsidiaries, taken as a whole, in light of existing circumstances with respect to Holdings and its Subsidiaries; provided, however, that “Vertis Material Adverse Effect” shall not include any event or effect on, or change to, such business, results of operations, financial condition, assets or liabilities, to the extent arising out of, resulting from or attributable to (a) conditions or effects that generally affect the industries and markets in which Holdings and its Subsidiaries, (b) general economic conditions affecting the United States or Canada (except in each of clauses (a) and (b) above, if Holdings and its Subsidiaries, taken as a whole, are materially and disproportionately affected thereby), (c) effects resulting from changes generally affecting capital market conditions in the United States or Canada (including in each of clauses (a), (b) and (c) above, any effects or conditions resulting from an outbreak or escalation of hostilities, acts of terrorism, political instability or other national or international calamity, crisis or emergency, or any governmental or other response to any of the foregoing, in each case whether or not involving the United States), (d) effects arising from changes in Laws or GAAP, (e) effects to the extent resulting from or relating to the transactions contemplated by the Transaction Documents or the announcement or pendency thereof (including, without limitation, any (x) actions by clients or competitors, (y) loss of personnel or clients, or (z) the delay or cancellation of orders for services and products, in each case, in and of themselves), (f) effects resulting from compliance with the terms and conditions of the Transaction Documents by Holdings and its Subsidiaries or consented to in writing by ACG, (g) any breach of the Transaction Documents by ACG, (h) any failure, or prospective failure, by Holdings and its Subsidiaries to meet any financial or business projections or forecasts or future synergies in and of themselves or (i) the filing of a chapter 11 petition by Holdings or Vertis to the extent required by the Restructuring Agreement.  The Acquired Companies acknowledge and agree that a Vertis Material Adverse Effect shall be measured only against past performance of Holdings and its Subsidiaries, taken as a whole, and not against any forward-looking statements, financial or business projections or forecasts or future synergies of or related to Holdings and its Subsidiaries, regardless of whether such statements, projections, forecasts or synergies apply to periods before or after the Closing.

“Vertis’ knowledge” means the actual knowledge of Michael T. DuBose, John V. Howard, Jr. and Barry C. Kohn.

“Vertis Parties” means each of Holdings, Vertis and Victory Merger Sub.

IN WITNESS WHEREOF, Holdings, Vertis, Victory Merger Sub and ACG have caused this Agreement to be executed by their respective officers hereunto duly authorized as of the date first above written.

VERTIS HOLDINGS, INC.

By:	/s/ John V. Howard, Jr.
Name: John V. Howard, Jr.
Title: Secretary

VERTIS, INC.

By:	/s/ John V. Howard, Jr.
Name: John V. Howard, Jr.
Title: Secretary

VICTORY MERGER SUB, LLC

By:	/s/ John V. Howard, Jr.
Name: John V. Howard, Jr.
Title: Secretary

ACG HOLDINGS, INC.

By:	/s/ Stephen M. Dyott
Name: Stephen M. Dyott
Title: Chairman, Chief Executive Officer and President